02060495

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Ferreyros

*CURRENT ADDRESS

PROCESSED

DEC 1 7 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4567 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Mcoco

DATE : 11/6/02

Ferreyros maintains its leadership +



Ferreyros

ANNUAL REPORT
82-4567

AR/S
12-31-01

Annual Report 2001

Contents

Ferreyros maintains its leadership +



Ferreyros

Annual Report 2001

Presentation

To the Shareholders

As for the three previous years, the performance of many companies related to the production sectors in the year 2001, was severely affected by the ongoing economic recession that has continued for an unusually prolonged period of time +

This situation has inevitably affected the company, because although the mining sector showed increasing production levels, particularly due to the commencement of the Antamina Project, the other sectors of economic activity associated to the company showed evident signs of stagnation +

Along with this behavior of the productive sectors, the company had to continue facing the effects of the crisis on many client companies that suffered a drastic reduction in their payment capacity and therefore on their ability to fulfill their obligations with the company + Systematic cases of insolvency and delays in the cancellation of their obligations have generated the need to carry out important financial provisions and to seize machinery and equipment, which has resulted in the abnormal increase of the inventory of used machinery +

The effect of this situation was reflected in the company's debt to indebtedness ratio, which is still high despite a slight reduction, and in the consequent volumes of financial expense in which it had to incur, thereby affecting its profit margin + However, it may be pointed out that an important part of these financial commitments is guaranteed by units in the stock inventory, which will be reduced once the process of economic recovery begins +

Total sales reached the figure of US$204.8 million, including direct sales orders, representing a drop of 1.5% with respect to the sales of the previous year +

Sales of subsidiary companies reached the sum of US$35.2 million, with which the consolidated sales of the organization, after deducing sales between companies, totaled US$240 million, a slightly higher figure than that obtained in the year 2000, which was US$232.1 million +

In spite of the crisis that affected the construction, agriculture, fisheries and transportation sectors, the privileged and leading position of the company in the provision of capital goods for the large-scale mining industry enabled it to achieve important sales levels that have allowed it to cover its operating expenses and to pay all its obligations promptly +

However, the composition of the demand from the mining sector has gradually changed due to the reduction in purchases of heavy machinery and large trucks and the increase in those of spare parts and maintenance services +

Upon the conclusion of the development stage of some important projects and the deceleration of the rhythm in others, the purchase requirements for units decreased + The crisis in prices of minerals has affected almost all operations of large companies, even those with a high rate of return, influencing their investment programs + At the same time and as expected, the demand for spare parts and maintenance services increased to respond to the mining machinery and trucks in operation + It may be pointed out that the sale of spare parts and services has been growing at an average rate of 25% during the last three years, compensating the fluctuations in demand for main products, which constitutes one of the advantages and strengths of the business +

Special mention must be made of the effort displayed by the company to provide its clients of the mining sector with the international standard mechanical service they require + This aspect of the business, relatively new to the company, has entailed the investment of large sums of money to improve workshops and industrial installations as well as the recruitment and training of a number of young mechanics to provide service to such clients, both in Maintenance and Repair Service Contracts (MARC) and in the major repair of components at its Component Repair Center (CRC) + The company has intensified its efforts to improve its quality and efficiency, having obtained a World Classification Certification from Caterpillar for its CRC processes +

For its part, the construction sector, the company's traditional market, continues to be paralyzed, particularly with regard to road construction and large engineering works + With the exception of the companies related to the large-scale mining sector, loyal clients of Ferreyros, most of them have been considerably impaired by the absence of construction projects thereby affecting the sale and lease of machinery and equipment and, consequently, the possibilities of reducing the existing stock, particularly of used equipment +

Although the fisheries sector showed signs of recovery, the financial situation of some companies that were unable to recover from the severe crisis of 1998 and the problems derived from the size of their fleet, prevented the materialization of important agreements for the sale of engines, a traditional business, given the market's preference for Caterpillar brand +

Nevertheless, the company continued to receive orders for spare parts and services from its clients in the fisheries sector, within the industry's restructuring process that offers great perspectives +

The same may be said for agriculture, a sector that is overcoming a long-term crisis, based on the modern agricultural export agents and on a revitalized sugar industry + The demand for tractors and technical irrigation equipment reduced at the beginning of the period, has experienced a gradual growth, thereby confirming the leadership held by the company in this sector +

In summary, the company has faced the fourth consecutive difficult year, maintaining its leading position in almost all the markets in which it is involved, reaching noteworthy sales turnover, while developing its mechanical services for the mining sector and sustaining its financial standing in the midst of innumerable difficulties + It has had to continue with its program to reduce expenses and increase productivity and despite this fact, it ended the period with a loss of US$1.7 million +

Corporate Performance

Business performance

During the year 2001, the Caterpillar line of products represented 90% of total sales, including the revenues obtained from the sale of spare parts and services + Thanks to the permanent effort aimed at maintaining the CAT line of products in a leading position, these have continued to show high market share percentages +

The presence of the Caterpillar trademark, particularly in earth-moving machinery and vehicles for the large-scale mining sector has been consolidated + The number of large Caterpillar mining trucks operating today in all the open-pit mines in the country, constitutes, by far, the largest fleet of this type of units +

As indicated above, the need to service and maintain these units has lead to an important increase in spare parts sales and services under different modalities, including comprehensive contracts +

Thus, for the third consecutive year, record sales volume for spare parts was achieved, largely resulting from the increase of the repairs at the Component Repair Center (CRC) as part of programs established with the mining companies + In total, 1,343 major components were repaired including engines, transmissions, converters, etc +

In order to comply with future commitments with the large-scale mining sector for the repair of its Caterpillar units, the company maintained an investment program for the expansion and equipping of workshops and well as for the recruitment of skilled personnel + Within the course of the year, approximately 60 mechanics and technical personnel have been hired +

On the other hand, as indicated previously, the overall crisis in the construction sector continued affecting the sales of new machines, as well as rentals, which showed a decrease over those of the year 2000 + However, thanks to a careful purchase policy, a reduction of the accumulated inventories was obtained + The rental fleet continued to be re-dimensioned to make it less sensitive to market fluctuations +

In the energy sector, the company has been promoting its participation as a supplier of power plants, as a result of Caterpillar's development in the manufacture of high capacity generators + In addition to an important contract to supply energy to a mining site, the organization was awarded a turnkey contract to supply a power plant with an installed capacity of 7.4 Mw to a public utilities company + Furthermore, Ferreyros supplied several gas and petroleum generators to the petroleum and mining sector, setting a trend that may produce significant revenues + In the small generators field, activities were concentrated on isolated sales to the mining and energy sectors +

However, the marine engines sector showed a low rate of activity due to the already mentioned slow recovery of the fisheries industry, a traditional market for CAT engines +

In the agricultural sector, despite the recession, the company maintained its leadership in the sale of capital goods + Thanks to a new organizational structure, wider publicity and coverage in this market and the support of Massey Ferguson, the main supplier of tractors and harvesters that we represent, an active presence in the market was achieved with this line and those of Fiansa and Tatu agricultural tools, Jacto fumigators, Suzuki rice milling, in addition to Plastro irrigation equipment from Israel +

Based on the development achieved in the sector during the year 2001 and on the perspectives for reactivation for the year 2002, an increase in corporate activities and revenues for the new period can be envisaged +

With regard to the automotive business, in which we represent the Kenworth trucks, the crisis that began in 1998 worsened with the fall in the price of metals + This affected negatively the mining sector, with the consequent effect on its investments in infrastructure, where activities of the construction sector were concentrated, due to a lack of public works + Historically, truck sales to both sectors represented 70%, as a result of being supplemented with the machinery commercialized by the company +

In the inland transport sector, sales continued affected by the decrease in the demand, the excess number of units available, and the mass imports of used vehicles, which represent more than 80% of total imports + This same policy that allowed the uncontrolled import of used spare parts, given of loss by industrialized countries, prevented a greater growth in the sale of spare parts +

An important portion of the company's business is carried out through the branch offices, which through complementary business lines produce the critical mass needed to maintain the workshops and warehouses in most parts of the country +

An important event was the inauguration of the new headquarters of the branch office of Cajamarca, designed to serve those clients operating in the mining industry, at an investment of US$2 million +

Rentando The Cat Rental Store

Rentando The Cat Rental Store is Ferreyros' specialized business unit which provides the rental service of machinery and light equipment that meet work contractors' transitory needs, as well as to other economic agents working in the construction, mining, agriculture and industry sectors + The fleet, composed of Caterpillar and other brands compact machinery, ensures the availability of modern pieces of equipment and work support + The rental system makes possible to easily conform the supply of these pieces of equipment to each customer's needs + This business unit started operations in 1996 under the name of Rentando + The year 2001 the new image of Rentando The Cat Rental Store joined the worldwide network promoted by Caterpillar under such name + Thus, the same service found by international companies in other countries is also offered in Peru +

Financial performance

In the year 2001, Ferreyros managed to reduce its liabilities by approximately US$17 million and expects to continue reducing them throughout the year 2002, as a result of the sale of units recovered from clients, as well as those that had previously belonged to the rental fleet +

In addition to the reduction in liabilities, the company benefited from the reduction of the interest rates on the international market + On the other hand, a large part of local liabilities with banks were substituted by the program of commercial papers within which six issues were made with an average exposure during the year of US$15 million + It should be pointed out that such issues have been placed at increasingly lower rates, which, among other factors, has enabled a reduction in the financial expenses of approximately 16% as compared to the previous year +

Throughout the year, the company continued receiving the financial support of Caterpillar for the funding of inventories + Similarly, a significant support was provided by Caterpillar's financial branch, Caterpillar Financial Services, that granted a US$70 million credit line to the company + Thanks to this contribution medium-term operations were carried out throughout the year for the financing of assets, which have been rotating less than expected, such as refinanced accounts receivable and stock recovered from clients +

At the end of the year, the company was preparing to repay its third corporate bond, issued in 1999 and expiring in the year 2002, and at the same time to launch new issues throughout the year +

Affiliate companies

ORVISA, the company that serves the Amazon Region, has maintained its leading market position in the sale of capital goods for the petroleum, energy and inland waterway transport activities in its region, also obtaining business upon commencement of operations in the Camisea project +

UNIMAQ S.A., a company that markets light equipment for mining, construction, fisheries and industrial sector, consolidated its operations with a sales growth of 75% with respect to the year 2000, emphasizing the line of Caterpillar hoists and marine line, that represented respectively 27% and 17% of total sales +

FIANSA S.A., a company with main headquarters in Trujillo and that has become an important metalworking machine shop, continued to expand its operations, thereby strengthening its presence in the sugar agroindustrial market and in the large-scale mining sector +

Matreq Ferreyros

During the course of this period, the Board of Directors decided to exercise the call option to purchase a 52% block of shares in Matreq, the Caterpillar distributor in Bolivia, whereby Ferreyros became the holder of 99% of the capital stock of said company +

Ferreyros Foundation: A social welfare project

In the year 2001 and for the fifth consecutive year, the Ferreyros Foundation received the support of the company, thereby allowing it to continue with its activities in the promotion of national and cultural values among future professionals to enhance their commitment towards the country +

The Foundation continued to cooperate with the Annual Students Conference, which during its seventh year brought together more than 500 university students from all over the country + In addition, it continued with the Professional Temperament Training Workshops, which in the year 2001 increased to reach 9 cities with a total attendance of 455 participants +

Furthermore, the Foundation remains in touch with more than 1,500 students and graduates through its publications, "Futuro" and the News Bulletin +

The year 2002 should be a year for the recovery of investment and economic growth +

The existing indicators would predict a moderate growth in some of the sectors the company operates in + An energizing of government investment, a reactivation of agriculture and an improvement in productivity of the large-scale mining industry are expected, which, despite the low prices of minerals, will continue to require goods and services for ongoing investments and for its production operations + However, it is in the hydrocarbon field, where a sustained demand for machinery and engines is expected, both in the Camisea project and in other petroleum exploration and exploitation projects + In all these sectors, the company shall continue to enjoy its privileged leading position that will entail continued efforts to maintain +

On the other hand, the demand for spare parts and services for the existing machinery in the country guarantees that the sales of such items will continue to grow +

On the whole it is expected that the year 2002 will allow the company to regain its traditional profitability and to reap the benefits of this effort undertaken in previous years to adapt the company to current business opportunities +

Upon concluding this introduction, the Board of Directors wishes to renew its commitment to shareholders, clients, suppliers and staff and to make every effort to fulfill its mission +

We are hereby pleased to submit to the shareholders, details of overall information and operations as well as the analysis and discussion of the financial statements, pursuant to the provisions of Resolution 141.98 EF/94.10 issued, to this effect, by the Peruvian Securities and Exchange Commission (CONASEV) for the presentation of Annual Reports. The Statement of Responsibility is attached hereto +

Statement of responsibility

This document contains true and sufficient information regarding the business development of Ferreyros S.A.A. during the period ending on December 31, 2001 + Without detriment to the responsibility of the issuer, the undersigned are hereby responsible for its contents, pursuant to the legal provisions in force +

Oscar Espinosa Bedoya
Managing Director

Hugo Sommerkamp Molinari
Central Administration and Business Control Manager

General Information and Operation

Corporate name and principal place of business

The name of the company is Ferreyros Sociedad Anónima Abierta or Ferreyros S.A.A. + Its principal place of business is located at Avenida Industrial 675, Province and Department of Lima + Its telephone number is 336 7070 and fax number 336 8331 +

Incorporation and registration

Ferreyros S.A.A. was incorporated by document recorded by a Notary Public dated September 14, 1922, executed before Agustín Rivero y Hurtado, Notary Public in and for Lima, under the trade name of Enrique Ferreyros y Compañía Sociedad en Comandita (a limited partnership) and filed under Entry 1, Page 299, Volume 15 of the Lima Registry of Companies + Enrique Ferreyros y Compañía Sociedad en Comandita was dissolved as evidenced in Entry 10, Page 296, Volume 30 of the Lima Registry of Companies +

The incorporation of Enrique Ferreyros y Compañía S.A. which took over the assets and assumed the liabilities of Enrique Ferreyros Sociedad en Comandita, was executed by document recorded by a Notary Public dated September 21, 1931 before Agustín Rivero y Hurtado, Notary Public in and for Lima, filed under Entry 1, Page 457, Volume 31 of the Lima Registry of Companies + The change of name to Enrique Ferreyros S.A. was executed by document recorded by a Notary Public dated November 23, 1981 before Jorge Eduardo Orihuela Iberico, Notary Public in and for Lima and filed under Entry 213, Page 599, Volume 410 of the Lima Registry of Companies +

The Company was renamed Ferreyros S.A. by public deed dated May 6, 1996 before Jorge Eduardo Orihuela Iberico, Notary Public in and for Lima and filed under Entry 2-B, Card 117502 of the Index of Business Corporations of the Lima Registry of Companies + The present name of Ferreyros S.A.A. was adopted by resolution of the Shareholders' Meeting held on March 24, 1998, filed on Card 11007355 of the Lima Registry of Companies +

Corporate purpose and line of business

According to its Bylaws, the purpose of Ferreyros is to engage in the purchase and sale of local and foreign goods and products, the import and export of goods and articles in general, the provision of services as well as investments and commission dealing +

The company may also participate in any and all acts and enter into any and all contracts provided by law and conducive to their execution or that are convenient to its corporate interests, including the incorporation of companies and the purchase of shares of stock and/or share interests of corporations either by direct purchase or any other means or by participating in increases of capital +

The company has perpetual existence and its line of business is classified under Group 5150, Class 51 of the United Nations International Standard Industrial Classification (ISIC) +

Capital stock

As to December 31, 2001, the capital stock was represented by 161,850,384 common shares with a face value of S/.1.09509 each, fully subscribed and paid-up, 83.20% of which are held by local investors and 16.80% by foreign investors + The shareholders with an interest of 5% or more in the capital stock are:

Economic Group	Share	Nationality
A.F.P. Integra (Private Pension Fund)	13.08	Peruvian
La Positiva Cía. de Seguros y Reaseguros S.A.	9.55%	Peruvian
A.F.P. Horizonte (Private Pension Fund)	6.29%	Peruvian
Montero Aramburú Eduardo	5.18%	Peruvian

Letters of guarantee and surety bonds

The company has granted surety bonds to subsidiaries and third parties for US$2.2 million and US$4.6 million respectively + It has also issued bank letters of guarantee in favor of entities for US$4.3 million + The total amount of these guarantees represents 17.1% of its stockholders' equity +

Historical profile

Enrique Ferreyros y Cia. was founded in 1922 on the initiative of Enrique Ferreyros Ayulo and three partners who, with a small amount of capital, engaged in the trading of consumer products in Lima + In 1942, Ferreyros obtained the representation of Caterpillar Tractor, which entailed an overall change in the company's outlook + As of 1965, the company's decentralization began, setting up offices in the provinces as well as several affiliates + In 1971, Ferreyros was registered in the Lima Stock Exchange +

At the end of the 80's, Ferreyros disengaged itself from the consumer goods business in order to concentrate its efforts on the capital goods business in the 90's + Thus, during the first few years of this decade it assumed new representations to complement the Caterpillar line and to improve its coverage of the mining, agriculture and transportation sectors + By 1994, the company initiated the rental of heavy equipment and the sale of used equipment to meet the greater needs of its customers + Simultaneously, the company began to prepare itself to face the challenge that the large-scale mining sector would pose, after the onset of the privatization process and the entry of new agents into the Peruvian economy + Since 1995, the company has been making important investments in this direction to improve the infrastructure of its offices and workshops and to train its service personnel to meet the maintenance and repair contracts for large fleets of machinery +

The purpose of the company is to serve customers from all sectors of the economy and therefore during the last two years it has created business units to serve the small and medium-size construction and fisheries markets +

In response to past growth and that to be produced in the future, in 1997 the company successfully issued and placed shares in the local and international markets, thereby making possible a US$22 million increase in its stockholders' equity +

In July 1998, Ferreyros made the first issue of securitization bonds in the country for US$20 million, and in 1999 it launched its third issue of corporate bonds for US$30 million, after launching its first two issues in 1994 and 1996 + Similarly, in 1999, it executed its first issue for US$15 million of a securitization program filed before CONASEV for US$45 million +

Commercial activities

General information

Ferreyros, recognized as the principal distributor of capital goods in Peru, directs its products to a diversified range of economic sectors, such as mining, construction, agriculture, energy, fisheries and transportation + It has been the exclusive distributor of Caterpillar in Peru since 1942 +

In addition to the Caterpillar machinery and engines, Ferreyros markets a wide range of equipment, including Ingersoll Rand compressors and drills, Massey Ferguson tractors, and the Kenworth line of heavy trucks + The company is by far the leader in the market for the majority of the products it offers + Caterpillar represents its highest sales percentage, reaching approximately 90% in the year 2001 +

The company owns the largest network of workshops in the country for the repair of heavy machinery and equipment and a highly qualified group of technicians, as it believes that the continuous success in heavy machinery and equipment sales will continue to depend on product quality and post-sale service + Ferreyros is constantly opening new service centers, improving their quality and gradually complementing its current marketing lines with other leading products or with products which have a competitive advantage in their industrial sector, always focusing on capital goods +

General outlook of key economic sectors in Peru

The marketing of capital goods in Peru largely depends on the level of growth of the Peruvian economy, particularly in sectors such as mining, construction, fisheries, agriculture, transportation and energy, where the Ferreyros products are sold + It is important to consider that the availability of capital goods is the first step towards the country's growth; therefore, a difference in timing between the growth of the Peruvian economy and the demand for capital goods may be expected + Furthermore, the import of capital goods is essential for the development of any industrial sector, taking into account the important role played by technology for attaining levels of competitiveness and efficiency required by the market +

The sustained growth of some sectors such as construction and mining during the five years prior to 1998, fostered the purchase of machinery, a situation which was reflected in the aggregate import figures of capital goods which during these years evidenced an average annual upward trend of 21.5% + The slowing-down of the economy during the last three years has had negative repercussions on this market's performance + However, given the good medium-term perspectives of development of the economic sectors and reliance on machinery from abroad, capital goods imports should increase during the next few years according to the economy's development +

Competition

Few markets, such as the Peruvian market, can show a variety of machines and equipment offered in the country by a large number of suppliers + Given the wide range of lines offered by Ferreyros, it competes in different sectors with many of these suppliers, that represent a wide variety of brands +

In earth-moving equipment its main competitors are Komatsu, Volvo, John Deere and Fiat Allis +

In diesel engines it mainly competes with Wartsila, Man, Detroit Diesel, Cummins, FG Wilson and Volvo +

Several manufacturers of non-genuine spare parts for Caterpillar machinery exist, so that small market segments can be supplied +

In the agricultural tractors line, the main competitors are John Deere and Ford New Holland +

In portable air compressors, our Ingersoll Rand machines compete with Sullair and Atlas Copco +

In trucks, the Kenworth brand has successfully begun to compete with Volvo and Scania, in a market in which Freightliner, Mercedes Benz and others, also participate +

In almost all these lines, the good quality of the products that Ferreyros distributes, the highly qualified post-sale service, the wide network of branch offices and the significant volume of spare parts have enabled the company to gain the preference of the clients, so that almost all products sold by Ferreyros are leaders in their respective markets +

Finances

In the year 2001, the company managed to reduce its liabilities by approximately US$17 million and expects to continue reducing them in the year 2002, as a result of sales of units recovered from clients as well as of units that formerly belonged to the rental fleet +

In addition to the reduction of its liabilities, the company was benefited by the reduction of the interest rates on the international financial market + Accordingly, the quarterly LIBOR rate dropped from 6.4% to 1.88% between January and December 2001, while during the same period the yearly LIBOR rate decreased from 6% to 2.4% + On the other hand, the major part of the company's obligations with local banks were substituted by a commercial paper program, in which six issues were made for an average amount of US$15 million during the year + It should be noted that such issues were placed at increasingly lower rates, from the first issues in March for a term of three to six months, with annual rates of 8% and 8.75% respectively, until the final issue in December for a term of 12 months, at an annual rate of 5.95% + As a result of the reduction of liabilities and interest rates, financial expenses for the year 2001 decreased by US$3.1 million in comparison to those of the year 2000 +

During the year 2001, Ferreyros received support for the funding of inventories from Caterpillar, the company it represents, which by mid year approved an extension in the financing terms from 6 to 12 months, thereby providing the company a large cash flow from February to July 2002 + Similarly, a significant support was provided by Caterpillar's financial branch, Caterpillar Financial Services, that granted a US$70 million credit line to the company, within which medium-term operations were carried out throughout the year for the financing of slow rotating assets, such as refinanced accounts receivable and stock recovered from clients +

At the end of the year 2001, the company was preparing to repay its third corporate bond, issued in 1999 and expiring in the year 2002, and to launch new issues throughout the year + In addition, it was preparing new medium-term funding operations with Caterpillar Financial Services + Finally, it was negotiating the approval of a credit line with EximBank of the United States, for the medium-term financing of the new stock purchases required for the year 2002 +

Facilities

The main properties of the company consist of the land and buildings where its administrative offices, warehouses, repair workshops, exhibition halls and stock rooms are located +

Ferreyros' head office is located in Lima, with branch offices in the cities of Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa, Cusco and Huancayo, which are located on premises owned by the company + It also has offices in the cities of Tumbes, Ica, Huaypetuhe and Ayacucho + All these premises are rented, with the exception of Huaypetuhe, which is owned by Ferreyros +

Legal proceedings

The company has taken part in certain legal proceedings arising during the normal course of business, none of which may, individually or collectively, be considered important +

As to December 31, 2001, the company had claims pending judgment before the Tax Court, related to the Value Added Tax (VAT) for S/.5.3 million, including fines and interest + On the other hand, in November 2001, the company received a Resolution from the SUNAT, declaring that the company's adoption of Special Tax Fractionation System (REFT) was valid + However, in said Resolution, the SUNAT made a recalculation determining an amount of S/.3.3 million as the total amount of the outstanding debt instead of the S/.2.4 million calculated by the company + The difference of S/.0.9 million is due to the fact that SUNAT did not consider in its calculations the down payments made by the company prior to its adoption of the REFT +

In the opinion of the legal advisors, such annotations are unfounded and it is, therefore, estimated that the final outcome shall be favorable to the company +

Additionally, the company has the following commitments:

+ Surety bonds for US$2.2 million and US$4.6 million that guarantee the credit transactions of subsidiaries and affiliates, and purchase of third parties, respectively +

+ Letters of guarantee in favor of financial institutions for US$4.3 million, securing different operations +

Subsidiaries

The company holds investments in several subsidiaries. As to December 31, 2001, its share in their capital stock is as follows:

Orvisa S.A.	99.0%
Heavy Machinery Services Ltd.	100.0%
Fiansa S.A.	99.0%
Depósitos Efe S.A.	99.0%
Motorindustria S.A.	99.9%
Domingo Rodas S.A. (Subsidiaria of Orvisa S.A.)	27.5%
Unimaq S.A.	99.9%
Matreq Ferreyros S.A.	99.9%

Orvisa S.A.

Orvisa, incorporated in 1973, is one of the company's subsidiaries which carries out operations in Iquitos, Tarapoto, Pucallpa, Bagua Chica and Nueva Cajamarca, cities located in the Peruvian Amazon Jungle Region + Orvisa offers the same line of products as Ferreyros and is the leader in the market for the three product lines with the greatest demand in the region, such as agricultural machinery, marine engines and forestry equipment +

Since it is located in the Jungle Region, Orvisa currently enjoys certain tax and customs tariff advantages that allow it to be more competitive in terms of prices +

In the year 2001, Orvisa produced revenues for an amount of S/.53.8 million and a net profit of S/.1.6 million +

Heavy Machinery Services Ltd.

Heavy Machinery is a wholly-owned subsidiary, incorporated abroad. It is engaged in the sale of heavy machinery to large companies operating in Peru, which are usually subsidiaries of multinational corporations funded abroad, and that import directly from the manufacturers + During the year 2001, it made no important operation +

Fiansa S.A.

Fiansa is a subsidiary incorporated in 1968 and has its place of business in the city of Trujillo + Its main economic activity is metalworking and assembly, electrical installations, as well as the manufacture and sale of agricultural tools, industrial tools and electrical panels +

In the year 2001, Fiansa produced revenues for S/.22.6 million, with a net profit of S/.1.0 million +

Depósitos EFE S.A.

Depósitos Efe is a subsidiary incorporated in 1983 + It is engaged in providing simple storage services and customs bonded warehousing +

In the year 2001, Depósitos Efe generated revenues for S/.1.5 million and a net profit of S/.0.16 million +

Motorindustria S.A.

Motorindustria S.A. is a subsidiary incorporated in 1987 + It was originally engaged in the production of motor vehicles as well as in the sale of spare parts and services + At present its main activity is supplying machinery services for the recovery of machine components +

In the year 2001, Motorindustria produced revenues for the amount of S/.14.7 million and a net profit of S/.3.1 million +

Domingo Rodas S.A.

Domingo Rodas S.A. is a subsidiary incorporated in 1979 in the city of Tumbes + Its main line of business is the cultivation, breeding, extraction, industrialization and marketing of shrimp +

In the year 2001, Domingo Rodas produced revenues for S/.2.4 million and a net loss of S/.1.2 million + Although upon its incorporation this company was part of a diversification strategy aimed at export trade, due to the existing need at the time to create foreign currency, today this has lost its meaning within the company's concentration in the capital goods business and, therefore, its existence within the organization is not justifiable + The company is awaiting the suitable conditions for its sale +

Unimaq S.A.

Unimaq is a company incorporated in February 1999 + It is mainly engaged in the marketing of light equipment for the mining and construction industries and industry in general, as well as in the sale of spare parts and supplying workshop services +

In the year 2001 it produced revenues for S/.26 million and a net profit of S/.1.2 million +

Matreq Ferreyros S.A.

Matreq Ferreyros is the sole distributor of Caterpillar machinery, equipment and spare parts in Bolivia + Until October 2001, Ferreyros held a share of 48.65% in the capital of Matreq Ferreyros + In November 2001, Ferreyros exercised its call option and acquired a block of shares equivalent to 51.33% of its capital stock with which its share increased to 99.98% +

In the year 2000, Matreq Ferreyros produced revenues for S/.62.9 million and a net profit of S/.0.04 million, within a rally process that should improve the turnover for the year 2002 +

Other investments

The company also has a share of 16.7% in La Positiva Seguros y Reaseguros S.A., a corporation duly organized in Peru in 1937, mainly engaged in offering life and casualty insurance +

Stock exchange issues

At the end of the year 2001, the company had listed shares, corporate bonds, and commercial papers in the Public Stock Exchange Registry +

Common shares

The company's capital stock is made up of 161,850,384 outstanding common shares with a face value of S/.1.09509 each + The opening price was S/.0.43 and the closing price was S/.0.38, reaching a maximum price of S/.0.45 in August and September and a minimum price of S/.0.28 in April and May + The average share price in the year 2001 was S/.0.35 + The monthly prices of the share during the year 2001 are shown in Exhibit 1 +

Corporates bonds

By Conasev Resolution 029-99-EF/94.10, the Ferreyros Bonds-Third Issue were registered as follows:

Instrument	Ferreyros Bonds-Third Issue
Class	Nominal and indivisible and listed a CAVALI ICLV S.A.
Registered amount	US$ 30 million
Face value	US$ 1,000 each
Series	Up to five
Interest payment schedule	Per quarter due
Repayment	100% of the principal upon expiration of the three-year term

In March 1999, the first issue for US$15 million was placed, as follows:

Outstanding amount	US$15 million
Series	First issue
Date of issue	March 22, 1999
Maturity date	March 22, 2002
Interest rate	10.5% nominal per year

In September 1999, the second issue for US$15 million was placed as follows:

Outstanding amount	US$15 million
Series	Second issue
Date of issue	September 30, 1999
Maturity date	September 30, 2002
Interest rate	9.875% nominal per year

The monthly quotations of the bonds in the year 2001 are shown in Exhibit 2 +

Commercial papers

By CONASEV Resolution 003-2201-EF/94.11, dated January 19, 2001 + Ferreyros' first program of short-term instruments was registered in the Public Stock Exchange Registry for a maximum of US$30 million, as well as the first issue of the program for a maximum of US$15million + Furthermore, the second issue was also registered for a maximum of US$15 million by CONASEV Resolution 003-2001-EF/94.11, dated May 30, 2001+ A total of six series have been placed within these two issues and only three issues totaling US$16 million remained outstanding at the end of December + Details of the characteristics of such issues are given in Exhibit 3 +

Management

The Board of Directors consists of:

Carlos Ferreyros Aspíllaga	Chairman
Eduardo Montero Aramburú	Vice-Chairman
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Oscar Espinosa Bedoya	Managing Director

The following persons are the Executive Staff of the company:

Oscar Espinosa Bedoya	Managing Director
Gustavo Moreno Barrera	Central Machinery Manager
Hugo Sommerkamp Molinari	Central Administration and Business Control Manager
Luis Mesía Pinedo	Investment and Used Machinery Division Manager
José Miguel Salazar	Mining Division Manager
Manuel Ugarteche Crosby	Automotive Division Manager
Mariela García de Fabbri	Finance Division Manager
Víctor Astete Palma	Comptroller Division Manager
Andrés Gagliardi Wakeham	Personnel Division Manager
Raúl Vásquez Erquicio	Internal Auditing Division Manager
Luis Bracamonte Loayza	Branch Office and Agricultural Division Manager
Carlos Dongo Vásquez	Machinery and Engine Division Manager
José López Rey Sánchez	Spare Part and Service Division Manager

+ **Oscar Espinosa Bedoya**
Oscar Espinosa holds the position of General Manager in Ferreyros S.A.A. since 1983 + He began working with the company in 1981 + He was formerly President of Interbank, COFIDE and other financial institutions, as well as Executive Director of the World Bank + He is a Civil Engineer with graduate studies in Economics, Finance and Business Administration + He was awarded the 1999 Prize by the Peruvian Institute of Business Administration (IPAE) +

+ **Gustavo Moreno Barrera**
Since 1990 Gustavo Moreno has held the position of Caterpillar Machinery and Engine Division Manager + As of December 31, 1998, he became Central Machinery Manager + He has worked for the company for 35 years, 20 of which were in the sales area + He is a graduate in Mechanical and Electrical Engineering of the National University of Engineering and has participated in different courses and seminars organized by Caterpillar +

+ **Hugo Sommerkamp Molinari**
Hugo Sommerkamp holds the position of Central Administration and Business Control Manager since July 1, 2001 + Formerly, he had been the Central Administration and Finance Manager since December 1998 and the Finance Division Manager since March 1996, date on which he returned to work at Ferreyros + Between 1985 and 1990 he held the position of Comptroller General in the subsidiaries of the Ferreyros Group + Between 1990 and 1996 he worked in Paraguay as Financial Director of the different subsidiaries of the ECOM group (Lausanne, Switzerland) + He is a Certified Public Accountant graduated from the Peruvian Catholic University, with advanced courses in auditing and finance, both in Peru and abroad +

+ **Luis Mesía Pinedo**
Luis Mesía holds the position of Investment Division Manager since September 2000 + He has worked for the company for 24 years and formerly was the Equipment Division Manager, Spare Part Manager and Manager of the Chiclayo and Trujillo branch offices + He is a graduate in Industrial Engineering of the Federico Villarreal National University and has a Master's Degree in Business Administration from the Graduate School of Business Administration (ESAN) + He has also participated in several courses and seminars organized by Caterpillar and other manufacturers +

+ **José Miguel Salazar Romero**
José Miguel Salazar holds the position of Mining Division Manager, created in the year 2001 + From 1996 and until he joined the company in January 2001, he held the position of General Manager of Matreq Ferreyros S.A., the exclusive distributor of Caterpillar in Bolivia and a subsidiary of the company + Formerly, he worked at Ferreyros between 1969 and 1990, carrying out different functions in the commercial and administrative areas, after which he was appointed the Finance Division Manager in 1988 + Between 1990 and 1995 he occupied similar positions in other companies in the market + He has participated in different courses in the country as well as in seminars organized by Caterpillar +

+ **Manuel Ugarteche Crosby**
Manuel Ugarteche holds the position of Automotive Division Manager since 1995 when he returned to Ferreyros + In the past he worked at Ferreyros between 1962 and 1977 in the sales and branch offices areas. Between 1977 and 1995 he worked in Venezuela and Colombia with the General Electric group, a Caterpillar dealer abroad + He is a graduate in Mechanical Engineering from the National University of Engineering and has participated in different courses and seminars organized by Caterpillar and General Electric +

+ **Mariela García de Fabbri**
Mariela García holds the position of Finance Division Manager since July 2001 + She joined the company in 1988 and has held different positions in the Finance Division + Recently, she was Treasury Manager + At present, she is the Vice-Chairman of the Procapitales Association + She has been a researcher and member of the editorial committee of publications of the Consortium La Moneda + She holds a degree in Economics from the University of the Pacific +

+ **Víctor Astete Palma**
Víctor Astete has worked in Ferreyros since 1977 and has held the position of Manager of the Comptroller Division since 1996 + Formerly, he worked in the accounting, budget, accounting advisory and investment comptroller departments + He is a Certified Public Accountant graduated from the San Marcos National University and has attended several advanced courses both in Peru and abroad +

+ **Andrés Gagliardi Wakeham**
Andrés Gagliardi holds the position of Personnel Division Manager since 1986 and has 32 years of experience + Formerly he has held similar positions in other prestigious companies + He has a Bachelor Degree in Industrial Relations from the San Martín de Porres University and has attended several courses, seminars and congresses on the specialty +

+ **Raúl Vásquez Erquicio**

Raúl Vásquez has been the Internal Audit Division Manager since 1978 + Formerly, he was Administration and Finance Manager at Cía. Pesquera Estrella del Perú and Audit Department Manager at Arthur Andersen & Co + He has a Bachelor Degree in Economics and Business and as a Certified Public Accountant from the San Marcos National University +

+ **Luis Bracamonte Loayza**

Luis Bracamonte helds the position of Branch Offices and Agricultural Division Manager + He has worked in Ferreyros for 20 years and formerly held different positions at the branch office management departments and at credit and collection assistant management offices + He pursued studies in Business Administration in the University of Lima and postgraduate courses at the Graduate School of Business Administration (ESAN) +

+ **Carlos Dongo Vásquez**

Carlos Dongo has been recently appointed Machinery and Engine Division Manager + Since January 1999 he held the position of Machinery Sales Manager + He has worked for the company for 22 years + He previously occupied positions in the post-sale service area, having held the position of Spare Parts Sales Manager and Workshop Service Manager + He is a graduate in Mechanical Engineering of the Peruvian Catholic University +

+ **José López Rey Sánchez**

José López has held the position of Spare Part and Service Division Manager since 1999 + He has worked for the company for 18 years + Previously he was the Service Manager from 1994 to 1998 + He is a graduate in Mechanical Engineering at the National Engineering University. He has pursued courses in Administration and Management Accounting at the Graduate School of Business Administration (ESAN) +

Human resources

Aspects concerning the management of the company's personnel are the responsibility of the Personnel Management + At the end of the year 2001, the company had 1,215 employees both in its main and provincial branch offices +

The changes in personnel in the last two years were as follows:

Increases (decreases)	2001	2000	1999	Variation 01/00	Variation 00/99
Regular					
Executive staff	30	29	34	-1	-5
Technical staff	412	415	419	3	-4
Employees and sales staff	195	169	230	-26	-61
Workers	557	638	555	81	83
Sub-total	1194	1251	1238	57	-13
Temporary	21	23	25	2	-2
Total	**1215**	**1274**	**1263**	**59**	**-11**

In the year 2001, the tendency to increase the staff of mechanics and supervisors continued, in order to meet the demand of the mining industry, and this was compensated with a reduction of personnel in support areas +

The workplace atmosphere in Ferreyros is harmonious + Employees identify with the company's objectives + Company-employee relations are good and no strike or important controversy has occurred + The Employees' Union was in force for many years and was dissolved in 1993 + The Workers' Union is composed of 60 affiliated members + The company bargains collectively with the workers' representatives in January each year +

The company continues to maintain social welfare and housing programs for the benefit of its workers +

Analysis and discussion of financial statements

The most important variations in the company's financial statements as to December 31, 2001 and 2000 are presented below + To this effect, some figures have been reclassified in the profit and loss statement shown herein below, to include direct sales orders in net sales and cost of sales +

Profit and Loss Statement
(In millions of constant Nuevos Soles)

	2001 Amount	%	2000 Amount	%	Change%
Net sales	690.1	100.0	726.4	100.0	(5.0)
Cost of sales	538.7	78.1	559.2	77.0	(3.7)
Profit from sales	151.4	21.9	167.2	23.0	(9.4)
Other operating revenues	3.3	0.5	3.4	0.5	(2.9)
Gross profit	154.7	22.4	170.6	23.5	(9.3)
Selling expenses and administration	128.6	18.6	125.7	17.3	2.3
Operating revenues	26.1	3.8	44.9	6.2	(41.9)
Dividens	3.7	0.5	6.0	0.8	(38.3)
Financial income	18.4	2.7	19.7	2.7	(6.6)
Financial expenses	(56.7)	(8.2)	(67.5)	(9.3)	(16.0)
Inflation exposure result (REI)	1.2	0.2	6.9	0.9	(82.6)
Other revenues (expenditure), net	0.7	0.1	(6.6)	(0.9)	
Profit (loss) before taxes	(6.6)	(1.0)	3.4	0.5	
Profit sharing	0.3		(0.5)	(0.1)	
	(6.3)	(0.9)	2.9	0.4	
Income Tax	0.6	0.1	(0.5)	(0.1)	
Net profit (loss)	(5.7)	(0.8)	2.4	0.3	

Net sales in the year 2001 amounted to S/.690.1 million, 5% lower than those of the previous year which amounted to S/.726.4 million, a decrease of 5% caused by: a) the decline in sales of Caterpillar machinery to the large-scale mining sector whose earth-moving machinery requirements (particularly for off-the-road trucks) were lower than those of the previous year; and b) the reduction in sales in the Automotive and Equipment Divisions as well as the Rentals and Used Units Divisions, as a result of the prevailing economic recession in the country since mid-1998 and which worsened in 2001 + However, such reduced sales were largely compensated with the increased sales of spare parts and services, as a result of the demand created by the existing Caterpillar machinery sold to large-scale mining companies in previous years +

Profit from sales

The profit from sales in the year 2001 amounted to S/.151.4 million (21.9% of net sales) as compared to the figure obtained in the previous year of S/.167.2 million (23% of net sales) + In absolute terms, the gross margin for 2001 was 9.4% lower than that of the previous year and this is explained by the reduction in sales + However, in relative terms, the gross margin for 2001 is slightly lower than that obtained in the year 2000 (21.9% versus 23%) and is mainly due to the fact that in the year 2001, the majority of the sales of spare parts and services were made to large-scale mining companies + The gross margin obtained from these sales is lower than that obtained from the sales made to other clients, due to their large volume +

Other operating revenues

Both in the year 2001 and 2000, this item includes revenues obtained from a partnership agreement entered into between the company and a supplier abroad + The revenues received by this partnership is determined by the number of units shipped and invoiced by the foreign supplier to a client incorporated in the country +

Selling expenses and administration overheads

Selling expenses and administration overheads amounted to S/.128.6 million in 2001, as compared to S/.125.7 *million in 2000, representing a slight increase of 2.3%, owed mainly to: (a) the return to the plant of slow rotating* Caterpillar spare parts that resulted in a loss of S/.3.3 million + This expense was not incurred during the previous year; (b) an increase in the depreciation of workshop machinery and safety components for S/.2.4 million + Such fixed assets increased considerably in the years 2000 and 2001 in order to meet the important growth of the demand for post-sale service; and c) a greater allowance for the devaluation of stock for S/.1,5 million + Such increases were largely compensated with the savings obtained in other expenses, resulting from austerity measures enforced by the company throughout the year 2001 +

Dividends

Revenues from dividends amounted to S/.3.7 million in the year 2001 in comparison to the S/.6 million received the previous year + The difference is mainly because in the year 2001 the dividends received from subsidiaries amounted to S/.3.1 million, while in the year 2000 said revenues amounted to S/.6 million +

Financial income

Financial income during the year 2001 amounted to S/.18.4 million as compared to S/.19.7 million during the previous year, a negative variation of 6.6%, due to the decrease in credit sales to customers other than the large-scale mining companies + Such clients carry out part of their purchases of capital goods through the company's financing +

Financial expenses

Financial expenses amounted to S/.56.7 million in the year 2001, as compared to S/.67.5 million in 2000, that is, a 16% decrease + This may be explained by: (a) the decrease in liabilities that dropped from US$196.2 million as to December 31, 2000 to US$179 million as to December 31, 2001 (b) a reduction in interest rates of the international financial market + The quarterly LIBOR rate dropped from 6.4% to 1.88% between January and December 2001, while the yearly LIBOR rate diminished from 6% to 2.4%; and (c) the substitution of the majority of the company's obligations with local banks for commercial papers, which were issued throughout 2001 at increasingly lower interest rates, ranging from 8.75% and 8% in March and 5.95% in December +

Inflation exposure result (IER)

According to the procedure established in Peru to adjust the financial statements for inflation, when devaluation is greater than inflation, a loss due to inflation exposure is produced, as the exchange rate loss related to debts in US Dollars cannot be fully compensated by the adjustment for inflation of the respective non-monetary assets + However, this loss is not real since the sale prices of these assets, in the case of the company, are fixed in US Dollars + On the other hand, when inflation exceeds devaluation, a profit due to inflation exposure is produced because the adjustment due to the updating of non-monetary assets is greater than that of the respective liabilities in US Dollars +

In the year 2001, the IER rendered a profit of S/.1.2 million in comparison to S/.6.9 of the previous year + The difference is because in the year 2000, inflation was significantly greater than the devaluation (3.8% versus 0.43%), in view of which the profit obtained in the adjustment of non-monetary assets was greater than the loss resulting from the adjustment of the monetary liabilities in foreign currency + In the year 2001 the percentage of the negative devaluation was greater than the devaluation percentage (-2.3% versus -2.2%), rendering a profit in the adjustment of monetary liabilities slightly greater than the loss produced in the adjustment of non-monetary assets +

Other revenues (expenditure), Net

This item showed a net revenue of S/.0.7 million in the year 2001, as compared to the net expenditure of S/.6.6 million obtained in the previous year, which is explained by the following facts: In the year 2001, the company registered under this item mainly the concepts set forth herein: (a) revenues of S/.4.1 million on account of profits from subsidiaries acknowledged in the turnover of the company through the updating of respective investment values; (b) an expenditure of S/.2 million due to the reduction of some investments in subsidiaries as a result of the distribution of dividends; and (c) an expenditure of S/.0.8 million, corresponding to the Special Tax on Net Assets (STNA) paid in 1999, that could not be applied as credit against the Income Tax for the year 2001 + On the other hand, in the year 2000, the company registered the following amounts for the aforementioned items: (a) revenues of S/.2.7 million for profits from subsidiaries; (b) an expenditure of S/.5 million due to the decrease in some investments in subsidiaries as a result of the distribution of dividends; and (c) an expenditure of S/.2.7 million for the STNA paid in 1998 that could not be applied as credit against the Income Tax for the year 2000 +

It should be mentioned that according to the tax provisions in force, the portion of the STNA paid in 1998 and 1999 exceeding the corresponding Income Tax for the year 2000 and 2001, respectively, must be assumed by the taxpayer as an expenditure +

Profit sharing and income tax

Profit Sharing and Income Tax registered as to December 31, 2001 and 2000 have been calculated according to the tax and accounting provisions in force +

Net profit

The net loss for the year 2001 amounted to S/.5.7 million as compared to the net profit of S/.2.4 million of the previous period + The loss of the year 2001 is mainly explained by the smaller gross margin obtained during the period as a result of a sales reduction + The gross margin obtained in the year 2001 amounted to S/.151.4 million, while that of the previous year amounted to S/.167.2 million + The reduced gross profit of S/.15.8 million of the year 2001 was partially compensated by a decrease in financial expenses for S/.10.8 million +

Analysis of the Balance Sheet

Total liabilities as to December 31, 2001, amounted to S/.617 million as compared to S/.676 million on the same date of the previous year, equivalent to a decrease of S/.59 million + On the other hand, total assets as to December 31, 2001 amounted to S/.852.2 million in comparison to the S/.920.2 million obtained at the end of the previous year, equivalent to a net decrease of S/.68 million + The most important variations between the asset accounts as to December 31, 2001 and 2000 are the following:

+ A reduction of Trade Accounts Receivable (with current and long-term due dates) for S/.63.5 million, figure that is made up as follows: (a) S/.45.1 million as a result of greater collections; (b) S/.8.4 million due to the swapping to a debt for bonds issued by a Securitization Company; (c) S/.3 million due to the swapping of a debt for sharesissued by a client; and (d) an increase in the provision for doubtful accounts for S/.7 million +

+ A downward trend in Other Accounts Receivable (with current and long-term due dates) for S/.43 million, explained by the following transactions (a) a drop of S/.5.2 million due to the swapping of a debt for shares issued by a client; and (b) a reduction of S/.41 million on account of payment of a debt made by a company abroad with a transfer of shares from a company incorporated in the Republic of Bolivia, valued at S/.26 million, and a transfer of ownership of a real estate property located in the city of Lima, valued in S/.16 million + From the value of S/.26 million acknowledged by said shares, a figure of S/.10 million was registered as investments in securities and an amount of S/.16 million as good-will +

+ An Inventory growth of S/.16 million attributable to the following transactions: (a) an increase (net sales) of S/.25 million for the transfer of equipment from the rental fleet; and (b) a rise of S/.13.7 million in the spare parts inventories due to a higher demand + Such upward trend was partially compensated by a decrease in other inventory items +

+ *An increase in Investments in Securities for S/.36 million, mainly explained by the set forth herein transactions:* (a) a rise of S/.4.1 million for profits arising during the period by subsidiary companies; (b) Incorporation of the following securities through the operations mentioned in the preceding points: securitization bonds for S/.8.4 million, shares of a local company for S/.10 million and shares of a foreign company for S/.10 million +

+ Net decrease in Gross Fixed Assets for S/.6.6 million, as a result of these transactions: (a) a reduction of S/.49 million for the transfer of rental equipment to the inventory; (b) an increase due to the entry of a real estate property valued at S/.16 million, received in payment of an account receivable; (c) a rise of S/.23.4 million for the purchase of machinery, workshop equipment and safety equipment, to meet the growth of the demand for post-sale service; (d) a growth of S/.9 million for the purchase of rental equipment to replace part of those sold during the period; and (e) a drop of S/.4.5 million for the sale of safety equipment +

+ An increase of Other Assets for S/.15 million, due to the S/.16 million good-will related to the purchase of shares from a company incorporated in the Republic of Bolivia +

Liquidity of the company

The current ratio as to December 31, 2001 is 0.92, lower than 1.32 recorded as to December 31, 2000 + Such a decrease is mainly due to: (i) a transfer from long-term liabilities to current liabilities of an obligation for bonds issued in the year 1999 for US$30 million, to be paid in March and September 2002; and (ii) the operations mentioned hereinabove, by which the accounts receivable of current maturity for S/.58.6 million were replaced by long-term assets +

With the purpose of improving its current ratio, the company is in the process of registering a new issue of bonds for US$30 million, to be launched in the market after the redemption of the first series for US$15 million in March 2002 + Furthermore, the company has established the structure of a medium-term financing for US$15 million, to be granted by an important creditor during the first quarter of the year 2002 + Once the foregoing operations are concluded, the current ratio would be 1.31 +

Changes of those responsible for the preparation and review of financial information

During the years 2001 and 2000, no changes were produced in the persons responsible for the preparation and review of the company's financial information +

To conclude this Annual Report, the Board of Directors once again expresses its acknowledgment to all customers, whose loyalty has enabled the company to achieve important sales levels during the year 2001, which in turn binds the organization to continue providing the best possible service + Likewise, we would like to thank both peruvian and foreign banks for the financial support received + We would also like to thank our shareholders for the confidence they have shown in the Board of Directors and Management and the staff as a whole, whose efforts and dedication have enabled the company to achieve the results produced in the year 2001 +

The Board of Directors

Financial Statements

Balance Sheet (Notes, 1, 2, 3, 26 y 27)
At constant values (in thousand of nuevos soles)

Assets	**As to December 31**	
	2001	**2000**
	S/. 000	**S/. 000**
Current assets		
Cash and deposits	19,963	32,738
Trade accounts receivable	102,329	179,981
Other accounts receivable	30,001	74,922
Inventories	296,092	280,041
Prepaid expenses	4,169	3,366
Total current assets	**452,554**	**571,048**
Long-term trade accounts receivable	**29,842**	**15,733**
Other long-term accounts receivable	**10,221**	**9,301**
Investments	**107,877**	**71,946**
Property, plant and equipment	**232,178**	**247,629**
Other assets	**19,480**	**4,551**
Total assets	**852,152**	**920,208**

Liabilities and Stockholder / Shareholders Equity

Current liabilities		
Overdrafts and bank loans	146,871	177,070
Current maturity of the long term-debt	199,806	89,675
Trade accounts payable	119,419	132,793
Other accounts payable	26,645	35,835
Total current liabilities	**492,741**	**435,373**
Long-term debts	**124,374**	**240,688**
Deferred income	**4,918**	**6,429**
Income tax and deferred profit' sharing	**5,039**	**5,811**
Stockholders´equity Net worth		
Capital stock capital	173,341	173,341
Additional paid-upin capital	44,637	44,637
Revaluation surplus	11,343	12,430
Legal reserve	244	244
Retained earnings	(4,485)	1,255
Total stockholders' equity	**225,080**	**231,907**

Tax standing		
Contingencies and commitments		
Total liabilities and net worthstockholders' equity	**852,152**	**920,208**

Our Financial Statements as to Decembre December 31, 2001 and 2000 have been examined by our independent auditors, Dongo - Soria Gaveglio y Asociados, member firm of Price Waterhouse Coopers, who have expressed their opinion without exceptions + The aforementioned report is available to our shareholders in a separate document +

Profit and Loss Statements
At constant values (in thousand of nuevos soles)

	For the years ended on December 31	
	2001	**2000**
	S/. 000	**S/. 000**
Net sales		
Third parties	594,104	571,224
Affiliate companies	14,607	6,448
	608,711	**577,672**
Other operating income	12,641	16,563
	621,352	**594,235**
Cost of sales		
Third parties	(453,795)	(418,311)
Affiliate companies	(12,862)	(5,329)
	(466,657)	**(423,640)**
Administration overheads	**(55,293)**	**(51,931)**
Selling expenses	**(73,317)**	**(73,770)**
	(595,267)	**(549,341)**
Operating income	**26,085**	**44,894**
Other income (expenses)		
Financial income	18,441	19,751
Financial expenses	(56,732)	(67,504)
Dividends received	3,735	5,990
Result due to exposure to inflation	1,182	6,874
Miscellaneous, net	701	(6,562)
	(32,673)	**(41,451)**
(Loss) profit prior to workers' sharing and income tax	**(6,588)**	**3,443**
Profit ' sharing		
Current	**(213)**	**(153)**
Deferred	**465**	**(374)**
(Loss) profit prior to taxes	**(6,336)**	**2,916**
Income tax		
Current	**(798)**	**(577)**
Deferred	**1,394**	**100**
(Loss) net profit	**(5,740)**	**2,439**
(Loss) profit for basic share	**(0.035)**	**0.015**

Statement of Changes in Stockholders Equity
At constant values
For the years ended on december 31, 2001 and 2000
(in thousands of nuevos soles)

	Capital	Additional Capital	Revaluation Surplus	Legal Reserve	Accumulated Results	Total
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Balance as to January 1, 2000	**173,341**	**44,637**	**16,781**	**9,662**	**(10,602)**	**233,819**
Deferred income on land revaluation	-	-	(4,351)	-	-	(4,351)
Compensation for retained earnings	-	-	(940)	(9,662)	10,602	-
Net profit	-	-	-	-	2,439	2,439
Distribution of net profit	-	-	-	244	(244)	-
Compensation reimbursement for retained earnings	-	-	940	-	(940)	-
Balance as to December 31, 2000	**173,341**	**44,637**	**12,430**	**244**	**1,255**	**231,907**
Deferred income from land revaluation	-	-	(1,087)	-	-	(1,087)
Net loss	-	-	-	-	(5,740)	(5,740)
Balance as to December 31, 2001	**173,341**	**44,637**	**11,343**	**244**	**(4,485)**	**225,080**

Cash Flow Statement

At constant values (in thousands of nuevos soles)

	For the years ended on December 31	
	2001	**2000**
	S/. 000	**S/. 000**
Operating activities		
Collection from customers	638,739	572,717
Other activity-related collections	20,590	64,376
Payment to suppliers	(459,417)	(472,405)
Payment of salaries and fringe benefits	(71,358)	(77,152)
Tax payments	(20,672)	(19,939)
Other activity-related payments	(14,914)	(51,481)
Net cash provided by operating activities	**92,968**	**16,116**
Investing activities		
Sale of property, plant and equipment	271	16,259
Purchase of plant and equipment	(43,916)	(50,321)
Sale of investments	-	1,527
Purchase of investments	(2,282)	(2,706)
Dividends received	5,420	930
Net cash applied to investing activities	**(40,507)**	**(34,311)**
Financing activities		
Securitization of accounts receivable	30,920	43,086
Overdrafts and bank loans, net	(30,199)	69,948
Long-term debt, net	(6,183)	(20,053)
Interest on overdrafts and bank loans and long-term debt	(60,956)	(65,853)
Net cash (applied to) provided by investing activities	**(66,418)**	**27,128**
Net cash (decrease) increase	(13,957)	8,933
Result due to exposure to inflation	1,182	6,874
Opening cash balance	**32,738**	**16,931**
Closing cash balance	**19,963**	**32,738**
Reconciliation of the net result with cash flow from operating activities		
Net (loss) profit	**(5,740)**	**2,439**
Adjustments to reconciliate net (loss) profit with cash flow from operating activities		
Provision for doubtful accounts	8,256	7,774
Provision for devaluation of inventories	3,125	1,649
Depreciation and amortization	30,165	50,288
Severance payment, net	549	4,664
(Recovery) Provision for fluctuation in securities	(2,323)	2,751
Dividends earned, not collected	(3,836)	(5,522)
Income in the sale of property, plant and equipment	(40)	(1,241)
Financial expenses	56,732	65,853
Trust equity	(3,044)	(2,294)
Income tax and deferred profit sharing	(1,859)	274
Result due to exposure to inflation	(1,182)	(6,874)
Miscellaneous	388	4,842
Net changes in assets and liabilities		
Trade accounts receivable	29,193	(10,710)
Other accounts receivable	(3,555)	(39,140)
Inventories	7,288	(52,961)
Prepaid expenses	(803)	(75)
Trade accounts payable	(13,374)	(12,401)
Other accounts payable	(6,972)	6,800
Net cash provided by operating activities	**92,968**	**16,116**

Offices, workshops and warehouse

Main Office

Lima
Av. Industrial 675 Lima
Apartado 150
T 336 7070
F 336 8331 336 8371
W http://www.ferreyros.com.pe

Branch Offices

Piura
Prolongación Av. Sánchez Cerro
Km. 1 (Carretera Sullana) Piura
Apartado 136
T 074 303049
F 074 334593

Chiclayo
Av. Balta 155 Chiclayo
Apartado 697
T 074 234590 074 236251
F 074 238651

Cajamarca
Km. 5.2 Carretera Cajamarca
Baños del Inca Cajamarca
T 044 838381 044 838427
F 044 838370

Trujillo
Av. Teodoro Valcárcel 925
Urb. Santa Leonor Trujillo
Apartado 1069
T 044 223338 044 223345
F 044 246199

Chimbote
Av. La Marina 161
Urb. Buenos Aires Chimbote
Apartado 169
T 044 311411
F 044 312026

Huaraz
Carretera Huaraz-Caraz Km. 5.500
Monterrey Huaraz
T 044 727575 044 721585
F 044 727573

Ica
Calle Fermín Tangüis 159 167
Urb. San Miguel Ica
T 034 233952
F 034 235041

Arequipa
Av. Alfonso Ugarte 207 Arequipa
T 054 287578 054 285503
F 054 282576 054 211030

Cusco
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro Cusco
Apartado 139
T 084 223321 084 225951
F 084 223319

Huaypetuhe
Esquina Jr. Progreso 801 con
Jr. Ayacucho s/n Huaypetuhe
Manu Madre de Dios

Ayacucho
Av. Mariscal Castilla 636
Huamanga Ayacucho
TF 064 817598

Rentando The Cat Rental Store
Vía de Evitamiento 1936
Ate, Vitarte - Lima 3
T 437 4080
F 437 4041
rentando@ferreyros.com.pe

Av. Oscar R. Benavides 4160
(ex Av. Colonial) Bellavista, Callao
T 452 5757
F 452 6288

Av. Alfonso Ugarte 207
Arequipa
TF 054 242219

Carretera a Baños del Inca
Km. 5.2 - Cajamarca
T 044 838342
F 044 838370

Orvisa

Iquitos (Oficina Principal)
Av. Abelardo Quiñones Km. 2, Iquitos
Apartado 439
T 094 263710 094 263976
094 264142
F 094 265517

Pucallpa
Av. Centenario 3900, Pucallpa
T 064 571694 064 571703
F 064 577480

Tarapoto
Jr. Jiménez Pimentel 1351, Tarapoto
T 094 522344 094 522378
F 094 523205

Bagua
Héroes del Cenepa 1357,
Bagua Chica
T 044 771193
F 044 771987

Nueva Cajamarca
Av.Cajamarca Norte 186 Km. 460,
Nueva Cajamarca
TF 094 556200

Service and Maintenance

Lima's schedule
Monday to Friday 8:00 am to 4:30 pm

Branch's schedule
Monday to Friday 8:00 am to 4:45 pm
Saturday 8:00 am to 12:00 m

Credits

Design
Studioa Marketing and Design Consultancy

Photography
Wally Krapp + Ricardo Arroyo

Pre-press
Positivo

Printing
Cuzzi Impresores

Translation
María del Carmen Pizarro - Lexitrans

Ferreyros, manteniendo el liderazgo +



Ferreyros

ANNUAL REPORT
82-4567

Memoria Anual 2001

Contenido

Ferreyros, manteniendo el liderazgo +



Ferreyros

Memoria Anual 2001

Presentación

Camiones mineros Caterpillar en Yanacocha +







Presentación

Operadores de Tintaya con flota de camiones mineros CAT +



Señores Accionistas:

Como en los tres años anteriores, el desempeño de muchas empresas vinculadas a los sectores productivos en el 2001, estuvo seriamente afectado por la recesión de la economía que se mantuvo en un ciclo inusualmente alargado +

La empresa no ha podido permanecer al margen de esa situación, y si bien la minería mostró niveles crecientes de producción, sobretodo por la puesta en marcha del proyecto Antamina, los demás sectores de la economía a cuyo desarrollo se vincula la empresa, mostraron marcadas señales de estancamiento +

Junto con este comportamiento de los sectores productivos, la compañía debió continuar enfrentando el efecto de la crisis de muchas empresas clientes que vieron drásticamente reducida su capacidad de pago y por tanto su capacidad de cumplir con sus obligaciones con la empresa + Casos de insolvencia y atrasos sistemáticos en la cancelación de sus obligaciones han generado la necesidad de efectuar importantes provisiones financieras y a incautar máquinas y equipos que han incrementado anormalmente el inventario de maquinaria usada +

El efecto de esta situación se manifestó en los niveles de endeudamiento de la compañía, aún elevados a pesar de cierta reducción lograda, y en los consiguientes volúmenes de gastos financieros en los que tuvo que incurrir, afectando su rentabilidad + Sin embargo, se puede señalar que parte importante de estos pasivos financieros se encuentran respaldados por unidades en el inventario, el que empezará a reducirse conforme se inicie el proceso de recuperación económica que ha de sobrevenir +

Las ventas totales alcanzaron la cifra de US$ 204.8 millones incluyendo las ventas de pedido directo, lo que representa un descenso de 1.5% respecto a las ventas del año anterior +

Por su parte, las ventas de las compañías subsidiarias totalizaron la suma de US$ 35.2 millones, con lo cual la venta total consolidada de la organización, después de deducir ventas entre compañías fue de US$ 240.0 millones, cifra ligeramente superior a la del 2000 que fue de US$ 232.1 millones +

A pesar de la situación de crisis que afectó a la construcción, la agricultura, la pesca y el transporte, la privilegiada posición que ostenta la compañía como líder en la provisión de bienes de capital de la gran minería, hizo que alcanzara importantes niveles de venta que le han permitido cubrir sus gastos de operación y pagar puntualmente todas sus obligaciones +

La composición de la demanda minera sin embargo, ha ido cambiando gradualmente al reducirse las adquisiciones de maquinaria pesada y de grandes camiones e incrementarse las de repuestos y servicio +

Al haberse concluido la etapa de desarrollo de algunos proyectos importantes y haberse desacelerado el ritmo de otros, los requerimientos de adquisición de unidades disminuyó + La crisis de los precios de los minerales ha afectado a casi todas las operaciones de las grandes compañías, incluso las de alta rentabilidad, influyendo en sus programas de inversión + Al mismo tiempo y como estaba previsto, se incrementó la demanda de repuestos y servicio requeridos para atender el parque de máquinas y camiones mineros en operación + Se puede señalar que la venta de repuestos y servicios ha venido creciendo a un ritmo de 25% promedio en los últimos tres años compensando las oscilaciones en la demanda de los productos principales, lo que constituye una de las bondades del negocio +

Mención especial debe hacerse del esfuerzo realizado por la empresa para proporcionar a sus clientes de la minería el nivel de servicio mecánico de clase internacional que requiere + Este aspecto del negocio, relativamente nuevo para la ecompañía, ha significado la inversión de grandes sumas de dinero en el mejoramiento de talleres e instalaciones industriales, así como en el reclutamiento y entrenamiento de decenas de jóvenes mecánicos para atender a estos clientes tanto en los contratos de mantenimiento y reparación (MARC) como en las reparaciones mayores de los componentes en su Centro de Reparación de Componentes (CRC) + La empresa ha intensificado sus esfuerzos para mejorar la calidad y eficiencia habiendo obtenido la certificación clase mundial de Caterpillar para sus procesos del CRC +

Por su parte, la actividad de la construcción, tradicional mercado de la empresa, continuó postrada, sobretodo en lo que respecta a la construcción de carreteras y grandes obras de ingeniería + Con excepción de aquellas empresas vinculadas a los proyectos de la gran minería, leales clientes de Ferreyros, la mayoría de las empresas ha sufrido considerablemente con la ausencia de obras, afectando la venta y alquiler de máquinas y equipos, y consiguientemente las posibilidades de reducir el inventario existente, sobretodo de equipo usado +

Si bien la actividad pesquera mostró síntomas de recuperación, la situación financiera de algunas empresas que no se pudieron recuperar de la gran crisis del 98 y los problemas derivados del tamaño de la flota, impidió la concreción de negocios importantes en la venta de motores como ha sido la tradición, dada la preferencia del mercado por los motores Caterpillar +

Sin embargo, la empresa siguió recibiendo órdenes de sus clientes pesqueros en repuestos y servicio, dentro de un proceso de reordenamiento de la industria que ofrece grandes perspectivas +

Lo mismo puede decirse de la agricultura, sector que viene superando una larga crisis, apoyándose en los agentes modernos de la agricultura de exportación y en una revitalizada industria azucarera + La demanda de tractores y de equipo de riego tecnificado, reducida al inicio del ejercicio, ha venido creciendo gradualmente confirmando el liderazgo que la compañía mantiene en este sector +

En resumen, la compañía ha afrontado un nuevo año difícil, el cuarto consecutivo, manteniendo su posición de liderazgo en casi todos los mercados en que actúa, alcanzando importantes volúmenes de venta, desarrollando su capacidad de servicio mecánico a la minería y sosteniendo su solidez financiera en medio de innumerables dificultades + Ha debido continuar con su programa de reducción de gastos y de incremento de productividad a pesar de lo cual concluyó el ejercicio con una pérdida de US$ 1.7 millones +

Gestión Comercial

Camión minero CAT modelo 793C en Yanacocha +






994
CAT



En el ejercicio 2001, la línea de comercialización Caterpillar representó el 90% del total de las ventas, incluyendo los ingresos generados por la venta de repuestos y de servicio + Gracias al permanente esfuerzo destinado a mantener en posición de liderazgo a los productos de la línea Caterpillar, éstos han continuado mostrando altos porcentajes de participación de mercado +



Tractor de orugas CAT en trabajo de movimiento de tierra +

Camión minero CAT en Pierina +



En el sector de la gran minería en particular, se ha consolidado la presencia de la marca Caterpillar en maquinaria y vehículos para movimiento de tierra + El número de grandes camiones mineros Caterpillar operando hoy en todas las minas de tajo abierto en el país, constituye la población más grande de este tipo de unidades +

Tal como se indica líneas arriba, la necesidad de servir y mantener estas unidades ha dado lugar a un importante incremento de nuestras ventas en repuestos y servicio bajo diferentes modalidades que incluyen contratos integrales +


LONGHI & CIA



Grupo electrógeno CAT de 7.4 MW durante desembarque en Iquitos para Electro Oriente +

Cargador frontal CAT trabajando en Volcan Cía. Minera +



Así, se alcanzó por tercer año consecutivo, un volumen récord de ventas de repuestos, explicado en gran parte por el crecimiento de reparaciones en el Centro de Reparación de Componentes (CRC) como parte de programas establecidos con las compañías mineras + En total, se reparó 1,343 componentes mayores que incluyen motores, trasmisiones, mandos finales, etc +

Para poder cumplir con los futuros compromisos contraídos con la gran minería, a fin de reparar sus unidades Caterpillar, la compañía mantuvo un programa de inversión en equipamiento de talleres y de reclutamiento de personal especializado + En el transcurso del año se ha contratado aproximadamente sesenta mecánicos y personal técnico +

Por su parte, tal como se ha señalado, la crisis generalizada en el sector construcción continuó afectando las ventas de máquinas nuevas, así como de alquileres, las que mostraron comportamientos inferiores a los del año 2000 + Sin embargo, y gracias a una cuidadosa política de compras, se logró una reducción de los inventarios acumulados + La flota de alquileres continuó siendo redimensionada para hacerla menos sensible a las variaciones del mercado +

En el sector energía, la empresa ha estado promoviendo su participación como proveedora de plantas de generación de energía, a raíz del impulso que Caterpillar está otorgando a la fabricación de generadores de gran capacidad + Aparte de un importante contrato para abastecer de energía en un asiento minero, la organización obtuvo la buena pro de una empresa de servicios públicos para suministrar una planta de generación de energía de 7.4 MW instalada, llave en mano + Asimismo, la compañía suministró varios generadores de gas y petróleo a la actividad petrolera y minera marcando una tendencia que puede generar significativos ingresos + En el campo de los generadores pequeños, la actividad se concentró en ventas aisladas al sector minero y energético +

El área de motores marinos sin embargo, mostró baja actividad por la lentitud ya mencionada con que se recupera la pesca industrial del mercado tradicional de los motores Caterpillar +

En el sector agrícola, no obstante la recesión que confrontó, la compañía mantuvo su liderazgo en las ventas de bienes de capital + *Gracias a una nueva estructura organizacional, una mayor promoción y cobertura en el campo* y al apoyo de nuestra principal representada, la fábrica de tractores y cosechadoras Massey Ferguson, se logró una activa presencia en el mercado, tanto de esta línea como de las de implementos agrícolas Fiansa y Tatu, fumigadoras Jacto, molinería de arroz Suzuki, además de equipos de riego Plastro de Israel +

En base al desarrollo alcanzado en el sector durante el 2001 y las perspectivas de su reactivación para el 2002, podemos vislumbrar un incremento de nuestras actividades e ingresos para el nuevo período +

En lo concerniente al negocio automotriz, en el que representamos los camiones Kenworth, la crisis iniciada en 1998, se agudizó con la caída del precio de metales que afectó el sector minero con los consecuentes efectos en sus inversiones de infraestructura donde se concentraba la actividad del sector construcción, a falta de obras públicas + Históricamente, las ventas de camiones a ambos sectores representaba el 70% de las mismas, gracias a la complementación con la maquinaria que comercializamos +

Tractores agrícolas Massey Ferguson +

Nueva sucursal en Cajamarca +





Por su parte el sector de transporte terrestre de carga continuó afectado por el decrecimiento de la demanda, el exceso de unidades del parque y el ingreso de unidades usadas que representan más del 80% de las importaciones + Esta misma política que permitió el incontrolado ingreso de autopartes usadas, dadas de baja en países industrializados, impidió un mayor crecimiento en la venta de repuestos +

Parte importante de los negocios de la compañía se realizan a través de las sucursales, los que a través de una complementación de líneas, generan la masa crítica para mantener talleres y almacenes en casi todo el país +

Un acontecimiento importante fue la inauguración de la nueva sede de la sucursal de Cajamarca, destinada a servir a los clientes vinculados a la minería + La inversión en esta obra alcanzó el importe de US$ 2 millones +


THE
CAT Rental
STORE
RENTANDO

Local principal de Rentando en Ate +



Rentando The Cat Rental Store

Rentando The Cat Rental Store, es la unidad especializada de negocios de Ferreyros que brinda servicio de alquiler de maquinaria y equipos ligeros para atender las necesidades transitorias de contratistas de obras, así como de otros agentes económicos que laboran en los sectores construcción, minería, agricultura e industria + Con una flota constituida por maquinaria compacta Caterpillar así como de otras marcas, garantiza la disponibilidad de equipos modernos y su soporte en obra + Su sistema de alquiler le permite adecuar de manera sencilla la oferta de sus equipos a las necesidades de cada cliente +

Esta unidad de negocios inició sus operaciones en 1996 bajo la denominación de Rentando + El año 2001 adoptó la nueva imagen de Rentando the Cat Rental Store para integrarse completamente a la red mundial que, bajo esa denominación promueve Caterpillar y de ese modo ofrecer el mismo servicio que compañías internacionales encuentran en otros países +

En el año 2001, la compañía logró reducir sus pasivos en aproximadamente US$ 17 millones y espera seguir reduciéndolos en el año 2002 gracias a la venta de unidades recuperadas de clientes así como de unidades que antes pertenecían a la flota de alquiler +

Además de la reducción de pasivos, la empresa se benefició por la reducción de las tasas de interés en el mercado internacional + De otro lado, gran parte de los pasivos locales con bancos fueron sustituidos por el programa de papeles comerciales, dentro del cual se realizó 6 emisiones con una exposición promedio en el año de US$ 15 millones + Cabe señalar que estas emisiones han sido colocadas a tasas cada vez menores, lo que entre otros factores, ha permitido una reducción del gasto financiero en aproximadamente 16% comparado con el año anterior +

Certificados clase mundial de Caterpillar para CRC +

Camión minero CAT en mantenimiento en Antamina +


CATERPILLAR
DIFFERENTIAL
CERTIFIED
CATERPILLAR
MINING TRUCK
ENGINE
CATERPILLAR
WHEEL STATION
CERTIFIED
2001


HT020
793C

A lo largo del año la compañía siguió contando con el apoyo financiero de su representada Caterpillar, para el financiamiento de inventarios + Asimismo, cabe señalar el gran apoyo del brazo financiero de Caterpillar, Caterpillar Financial Services quien ha otorgado una línea de US$ 70 millones a la empresa, dentro de la cual se realizaron a lo largo del año operaciones de mediano plazo para la financiación de activos que han estado rotando menos de lo esperado, como son cuentas por cobrar refinanciadas e inventarios recuperados de los clientes +

Al cierre del año, la compañía se preparaba para cancelar su tercer bono corporativo, emitido en el año 1999 y con vencimiento en el año 2002, y a su vez lanzar nuevas emisiones a lo largo del año +

Empresas filiales

ORVISA, la empresa que actúa en la región amazónica, ha mantenido su condición de líder en la venta de bienes de capital para las actividades de petróleo, energía y transporte fluvial en su región, logrando además negocios generados en el inicio de las actividades en el proyecto Camisea +

UNIMAQ S.A., empresa orientada a la comercialización de equipos livianos para la minería, construcción, pesca e industria, consolidó sus operaciones con un crecimiento en sus ventas de 75% respecto al año 2000, resaltando en este crecimiento la línea de montacargas Caterpillar y la línea marina, que representaron el 27% y 17% respectivamente de las ventas totales +

FIANSA S.A., empresa que mantiene su sede central en Trujillo y que se ha convertido en una importante maestranza metal mecánica, continuó expandiendo sus operaciones, fortaleciendo su presencia comercial mediante trabajos en el mercado agroindustrial azucarero y en la gran minería +


CAT

Estudiantes de Fundación Ferreyros en taller de Formación de la Actitud Profesional +



Matreq Ferreyros

En el transcurso del ejercicio, el directorio acordó ejercer la opción de adquisición de un paquete de acciones equivalente al 52% de Matreq, el distribuidor Caterpillar en Bolivia, con lo cual Ferreyros pasó a poseer el 99% del capital social de esa empresa +

Fundación Ferreyros: Proyecto de responsabilidad social

En el año 2001 la Fundación Ferreyros recibió por quinto año consecutivo el apoyo de la empresa, lo que le permitió continuar con sus actividades destinadas a promover en los futuros profesionales los valores cívicos que los conviertan en verdaderos ciudadanos comprometidos con el país +

La Fundación mantuvo su colaboración para la organización de la Conferencia Anual de Estudiantes que, en su sétima versión, convocó a más de 500 estudiantes universitarios de todo el país + Además continuó con los talleres de Formación de la Actitud Profesional, que en el año 2001 se incrementaron y llegaron a 9 ciudades, con un número total de 455 participantes +

Asimismo la Fundación está en contacto con más de 1,500 estudiantes y egresados a través de sus publicaciones periódicas, Futuro y el Boletín Informativo +

El año 2002 debiera ser un año de recuperación de la inversión y del crecimiento económico +

Existen indicadores que permiten hablar de un moderado crecimiento en algunos de los mercados en los que actúa la compañía + Se espera una dinamización de la inversión pública, una reactivación de la agricultura y un mejoramiento de la productividad en la gran minería, la que, a pesar de los precios bajos de los minerales continuará demandando bienes y servicios para las inversiones en marcha y para su operación productiva + Es sin embargo, en el campo de los hidrocarburos, en donde se espera una sostenida actividad demandadora de maquinaria y motores, tanto en el proyecto Camisea, como en otros de exploración y explotación petrolera + En todos estos sectores la

Almacén central de repuestos en Lima +


Ferreyros
CATERPILLAR

empresa continuará gozando de su privilegiada posición de liderazgo la que para mantenerse requerirá de continuados esfuerzos +

Por otra parte la demanda de repuestos y servicio de la población de máquinas existente en el país, garantiza que las ventas de este rubro seguirán creciendo +

Se espera que en conjunto, el año 2002 permita retomar la posición de rentabilidad que ha sido tradicional en la empresa y obtener los beneficios del esfuerzo realizado en años anteriores para adecuar la compañía a los negocios de la presente era +

Al concluir esta introducción el directorio desea renovar el compromiso con los accionistas, clientes, proveedores y personal, de realizar los mejores esfuerzos para cumplir con su misión +

A continuación, nos complace alcanzar en detalle a los señores accionistas la información general y de operaciones así como el análisis y discusión de los estados financieros, de acuerdo con la resolución No. 141.98 EF/94.10 que al respecto ha emitido la Comisión Nacional Supervisora de Empresas y Valores (CONASEV) para la presentación de las memorias anuales de empresas + Se incluye la Declaración de Responsabilidad a que obliga dichas normas +



Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 31 de diciembre del 2001 + Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables +

Oscar Espinosa Bedoya
Director Gerente General

Hugo Sommerkamp Molinari
Gerente Central de Administración y Control de Gestión



Información General y de Operaciones

Flota de camiones volquete Kenworth +






CAT
CAT
CAT



Denominación y domicilio

La compañía se denomina Ferreyros Sociedad Anónima Abierta o Ferreyros S.A.A + Tiene su domicilio legal en Avenida Industrial 675, provincia y departamento de Lima + Su central telefónica es 336 7070 y su número de fax es 336 8331 +

Constitución e inscripción

La empresa Ferreyros fue constituida por escritura pública del 14 de setiembre de 1922 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, con el nombre de Enrique Ferreyros y Compañía Sociedad en Comandita + Fue inscrita en el asiento 1, fojas 299, tomo 15 de sociedades del Registro Mercantil de Lima + La sociedad Enrique Ferreyros y Compañía Sociedad en Comandita quedó disuelta según consta en el asiento 10 de fojas 296 del tomo 30 del Registro Mercantil de Lima +

La constitución de Enrique Ferreyros y Compañía S.A. que absorbió los activos y pasivos de Enrique Ferreyros Sociedad en Comandita se efectuó mediante escritura pública de fecha 21 de setiembre de 1931 ante Notario Público de Lima, Dr. Agustín Rivero y Hurtado, inscrita en el asiento 1 de fojas 457 del tomo 31 del Registro Mercantil de Lima + El cambio de denominación a Enrique Ferreyros S.A. se efectuó mediante escritura de fecha 23 de noviembre de 1981 ante Notario Público de Lima, doctor Jorge Eduardo Orihuela Iberico, inscrita en el asiento 213, fojas 599 del tomo 410 del Registro Mercantil de Lima +

El cambio de denominación a Ferreyros S.A. se efectuó por escritura pública de fecha 6 de mayo de 1996 ante notario de Lima, Dr. Jorge Eduardo Orihuela Iberico, inscrita en el asiento 2-B de la ficha N° 117502 del Libro de Sociedades de Registro de Personas Jurídicas + El cambio a su actual denominación, Ferreyros S.A.A., se efectuó por acuerdo de Junta General de Accionistas de fecha 24 de marzo de 1998, inscrito en la partida N° 11007355 del Registro de Personas Jurídicas +



Objeto social y giro de negocio

De acuerdo con su estatuto, Ferreyros tiene por objeto la compraventa de mercaderías y productos nacionales y extranjeros, la importación y exportación de mercaderías y artículos en general, la provisión de servicios y realización de inversiones y comisiones +

La sociedad puede, asimismo, intervenir en todos los actos y celebrar todos los contratos que las leyes permitan y que conduzcan a la realización de los mismos o que convengan a los intereses sociales incluyendo la constitución de sociedades y la adquisición de acciones y/o participaciones de sociedades, sea por compra u otro medio, o participando en aumentos de capital +

La duración de Ferreyros es indefinida + Al giro de la empresa corresponde la agrupación 5150 división N° 51 de la clasificación CIIU de las Naciones Unidas +

Capital social

Al 31 de diciembre del 2001, el capital social está representado por 161,850,384 acciones comunes de un valor nominal de S/. 1.09509 cada una, íntegramente suscritas y pagadas, de las cuales 83.20% pertenece a inversionistas nacionales y 16.80% a inversionistas extranjeros + Los accionistas con participación del 5% o más en el capital social son los siguientes:

Accionista	Participación	Nacionalidad
A.F.P. Integra	13.08%	Peruana
La Positiva Cía. de Seguros y Reaseguros S.A.	9.55%	Peruana
A.F.P. Horizonte	6.29%	Peruana
Montero Aramburú Eduardo	5.18%	Peruana

Avales y fianzas otorgadas

La compañía ha otorgado avales a subsidiarias y terceros por US$ 2.2 millones y US$ 4.6 millones, respectivamente + Asimismo, ha otorgado fianzas bancarias a favor de entidades por US$ 4.3 millones + El monto total de estas garantías representa el 17.1% de su patrimonio +

Reseña histórica

En 1922 nace la empresa Enrique Ferreyros y Cía. por iniciativa de Enrique Ferreyros Ayulo y tres socios quienes, contando con un pequeño capital, se dedicaron a la comercialización en Lima de productos de consumo + En 1942 Ferreyros asume la representación de Caterpillar Tractor, lo cual significó un cambio total en la mentalidad de la empresa + A partir de 1965 se inicia la descentralización de la compañía, constituyendo oficinas en provincias así como diversas compañías filiales + En 1971 se decide inscribir a Ferreyros en la Bolsa de Valores de Lima +

A fines de la década de los ochenta, Ferreyros se desvincula del negocio de bienes de consumo para poder en los años noventa concentrar esfuerzos en el negocio de bienes de capital + Así, en los primeros años de esta década toma nuevas representaciones para completar la línea Caterpillar y atender mejor a los sectores de minería, agricultura y transporte + Hacia 1994 la compañía inicia el negocio de alquiler de equipo pesado y la venta de equipo usado que permitan satisfacer mayores necesidades de los clientes + Paralelamente, la empresa se prepara para asumir el reto que demandaría la gran minería, luego de iniciado el proceso de privatización e ingreso de nuevos agentes a la economía peruana + En esta dirección, a partir de 1995, la compañía viene realizando importantes inversiones para mejorar la infraestructura de oficinas y talleres y en preparar a su personal de servicio para atender los contratos de mantenimiento y reparaciones a grandes flotas de maquinaria +

La vocación de la compañía es servir a los clientes de todos los segmentos, por lo cual en los últimos años ha creado unidades de negocios para atender al mercado de medianos y pequeños constructores y pescadores +

Respondiendo al crecimiento experimentado y al que se produzca en el futuro, en 1997 la compañía realizó una exitosa emisión y colocación de acciones en el ámbito nacional e internacional, haciéndose posible un aumento de su patrimonio en US$ 22 millones +

En julio de 1998 Ferreyros realizó la primera emisión de bonos de titulización en el país por US$ 20 millones y en 1999 lanzó la tercera emisión de bonos corporativos por US$ 30 millones, luego que en 1994 y 1996 lanzara sus dos primeras emisiones + Del mismo modo, en 1999, realizó la primera emisión por US$ 15 millones de un programa de titulización registrado ante la CONASEV por US$ 45 millones +

Actividades comerciales

Generalidades

Ferreyros, reconocida como la principal distribuidora de bienes de capital en el Perú, destina sus productos hacia una gama diversificada de sectores de la actividad económica como minería, construcción, agricultura, energía, pesca y transporte + Es la única distribuidora de Caterpillar en el Perú desde 1942 +

Además de la maquinaria y los motores Caterpillar, Ferreyros comercializa una amplia gama de equipos, incluyendo los compresores y perforadoras Ingersoll Rand, tractores Massey Ferguson y una línea de camiones pesados Kenworth + La compañía es líder del mercado por un amplio margen para la mayoría de los productos que ofrece + Caterpillar representa el mayor porcentaje de sus ventas, alcanzando en el año 2001 aproximadamente el 90% +

La empresa dispone de la red más grande de talleres para reparación de maquinaria y equipos pesados del país y de un grupo de técnicos muy calificados, pues considera que el continuo éxito en las ventas de maquinaria pesada y equipos seguirá dependiendo de la calidad del producto y del servicio postventa + Ferreyros abre nuevos centros de servicio, mejora la calidad de éstos y busca complementar gradualmente sus actuales líneas de comercialización con otros productos que son líderes o que tienen una ventaja competitiva en su segmento económico, siempre enfocándose en la línea de bienes de capital +

Panorama general de sectores económicos claves en el Perú

La comercialización de bienes de capital en el Perú depende en gran medida del nivel de crecimiento de la economía



peruana, particularmente en sectores tales como minería, construcción, pesca, agricultura, transporte y energía, donde se venden los productos de Ferreyros + Es importante considerar que la disponibilidad de los bienes de capital es el primer paso para el crecimiento del país, por lo que puede haber una diferencia en tiempo entre el crecimiento en la economía peruana y la demanda por bienes de capital + Asimismo, la importación de bienes de capital es indispensable para el desarrollo de cualquier rama industrial, tomando en consideración el importante papel que desempeña la tecnología para alcanzar niveles de competitividad y eficiencia requeridos por el mercado +

El crecimiento sostenido de algunos sectores como construcción y minería en los cinco años anteriores a 1998 impulsó la compra de maquinaria, reflejándose esta situación en las cifras globales de importación de bienes de capital que durante dichos años presentaron un crecimiento de 21.5% promedio anual + La desaceleración del crecimiento de la actividad económica en los tres últimos años ha repercutido negativamente en la importación de bienes de capital + Sin embargo, dadas las buenas perspectivas de crecimiento en el mediano plazo de los sectores económicos y la dependencia de maquinaria del exterior, las ventas de bienes de capital deben incrementarse en los próximos años conforme al desenvolvimiento de la economía +

Competencia

Pocos mercados, como el peruano, pueden mostrar la variedad de máquinas y equipos que son ofrecidos en el país por un gran número de proveedores + Dada la amplitud de las líneas que ofrece, Ferreyros compite en forma segmentada con muchos de esos proveedores, que representan diversas marcas +

En maquinaria de movimiento de tierra los principales competidores son Komatsu, Volvo, John Deere y Fiat Allis + En motores diesel compite principalmente con Wartsila, Man, Detroit Diesel, Cummins, FG Wilson y Volvo +

En repuestos para maquinaria Caterpillar existen varios fabricantes de repuestos no genuinos que cubren pequeños segmentos del mercado +

En la línea de tractores agrícolas, los principales competidores son John Deere y Ford New Holland +

En compresoras portátiles de aire, nuestras máquinas Ingersoll Rand compiten con Sullair y Atlas Copco +

En camiones, la línea Kenworth ha entrado con éxito a competir con Volvo y Scania, en un mercado en que también participan Freightliner, Mercedes Benz y otros +

En casi todas estas líneas, la buena calidad de los productos que distribuye, el calificado servicio post venta, la amplia red de sucursales y oficinas y el volumen de repuestos que ofrece, han generado las preferencias de la clientela que ha convertido a casi todos los productos que comercializa Ferreyros en líderes de sus respectivos mercados +

Finanzas

En el año 2001, la empresa logró reducir sus pasivos en aproximadamente US$ 17 millones y espera seguir reduciéndolos en el año 2002 gracias a la venta de unidades recuperadas de clientes así como de unidades que antes pertenecían a la flota de alquiler +

Además de la reducción de sus pasivos, la compañía se benefició con la reducción de las tasas de interés en el mercado financiero internacional + Así, la tasa libor a tres meses disminuyó de 6.4% a 1.88% entre enero y diciembre del año 2001, mientras que, en el mismo período, la tasa libor a 12 meses lo hizo de 6% a 2.4% + De otro lado, la mayor parte de las obligaciones de la compañía con bancos locales fueron sustituidos por un programa



de papeles comerciales, dentro del cual se realizó seis emisiones por un monto promedio en el año de US$ 15 millones + Cabe señalar que estas emisiones han sido colocadas a tasas cada vez menores, desde las primeras emisiones efectuadas en el mes de marzo a plazos de 3 a 6 meses, con tasas anuales de 8% y 8.75%, respectivamente, hasta la última realizada en diciembre, a un plazo de doce meses, con una tasa anual de 5.95% + Como consecuencia de la reducción de los pasivos y de las tasas de interés, los gastos financieros del año 2001 disminuyeron en US$ 3.1 millones en comparación con los del año 2000 +

Por otra parte, durante el año 2001, la compañía contó para el financiamiento de inventarios con el apoyo de su representada Caterpillar, quien, a mediados de año, aprobó la ampliación del plazo de financiamiento de seis a doce meses, lo cual proporcionará a la compañía una holgura de caja en los meses de febrero a julio del año 2002 + Asimismo, cabe mencionar el gran apoyo brindado a la compañía por Caterpillar Financial Services, brazo financiero de Caterpillar, quien le ha otorgado una línea de crédito por US$ 70 millones, dentro de la cual se realizaron durante 2001 operaciones de mediano plazo para la financiación de activos de lenta rotación, como son cuentas por cobrar refinanciadas e inventarios recuperados de los clientes +

Al cierre del año 2001, la compañía se encontraba preparando la cancelación de su tercer bono corporativo emitido en el año 1999, con vencimiento en el año 2002, y el lanzamiento de nuevas emisiones a lo largo del año + Asimismo, se encontraba preparando nuevas operaciones de financiamiento a mediano plazo con Caterpillar Financial Services + Finalmente, se encontraba gestionando ante el EximBank de los Estados Unidos de Norteamérica la aprobación de una línea de crédito que le permita financiar a mediano plazo las nuevas compras de inventario que requieran hacerse en el año 2002 +

Infraestructura

Las principales propiedades de la empresa consisten en los terrenos y edificios donde están ubicadas sus oficinas administrativas, almacenes, talleres de reparación, salas de exhibición e inventario +

La compañía tiene su oficina central en Lima y sucursales en las ciudades de Piura, Chiclayo, Cajamarca, Trujillo, Chimbote, Huaraz, Arequipa, Cusco y Huancayo, las cuales se localizan en propiedades de la compañía + La compañía también cuenta con oficinas en las ciudades de Tumbes, Ica, Huaypetuhe y Ayacucho + Todas estas oficinas son alquiladas, excepto la de Huaypetuhe, que es propia +

Procesos Legales

La compañía se ha constituido en parte de ciertos procesos legales que surgieron en el curso normal de sus actividades, ninguno de los cuales, ni individual ni colectivamente, puede considerarse importante + Al 31 de diciembre del 2001, la compañía tiene reclamos pendientes de resolución ante el Tribunal Fiscal, relacionadas con acotaciones tributarias del Impuesto General a las Ventas por S/. 5.3 millones, incluyendo multas e intereses + Por otra parte, en el mes de noviembre del año 2001, la compañía recibió de la Sunat una Resolución declarando la validez del acogimiento de la compañía al Régimen Especial de Fraccionamiento Tributario (REFT) + Sin embargo, en dicha Resolución, la Sunat ha efectuado una reliquidación mediante la cual ha determinado como monto total



de la deuda acogida la suma de S/. 3.3 millones en lugar de S/. 2.4 millones calculado por la compañía + La diferencia de S/. 0.9 millones se debe a que la Sunat no consideró en sus cálculos los pagos a cuenta efectuados por la compañía con anterioridad a su acogimiento al REFT +

En opinión de los asesores legales, dichas acotaciones son improcedentes por lo que se estima que el resultado final será favorable a la compañía +

Adicionalmente, la compañía tiene los siguientes compromisos:

+ Avales por US$ 2.2 millones y US$ 4.6 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y operaciones de compra de terceros, respectivamente +

+ Fianzas bancarias a favor de entidades financieras por US$ 4.3. millones que garantizan operaciones diversas +

Subsidiarias

La compañía mantiene inversiones en varias subsidiarias + Al 31 de diciembre de 2001, su participación en el capital social de las mismas es como sigue:

Orvisa S.A.	99.0%
Heavy Machinery Services Ltd.	100.0%
Fiansa S.A.	99.0%
Depósitos Efe S.A.	99.0%
Motorindustria S.A.	99.9%
Domingo Rodas S.A. (Subsidiaria de Orvisa S.A.)	27.5%
Unimaq S.A.	99.9%
Matreq Ferreyros S.A.	99.9%

Orvisa Sociedad Anónima

Orvisa, constituida en 1973, es una subsidiaria de la compañía que realiza operaciones en Iquitos, Tarapoto, Pucallpa, Bagua Chica y Nueva Cajamarca, ciudades localizadas en la región de la selva amazónica del Perú + Orvisa ofrece las mismas líneas de productos que Ferreyros y es el líder del mercado para las tres líneas de productos que generan la mayor demanda en la región, como son la maquinaria agrícola, los motores marinos y el equipo forestal +

Por ser una empresa situada en la región de la selva, Orvisa goza actualmente de ciertas ventajas arancelarias y tributarias que le permiten ser más competitiva con sus precios +

En el año 2001, Orvisa generó ingresos por S/. 53.8 millones y una utilidad neta de S/.1.6 millones +



Heavy Machinery Services Ltd.

Heavy Machinery es una subsidiaria de propiedad de la compañía, constituida en el exterior + Se dedica a la venta de maquinaria pesada a grandes empresas que operan en el Perú y que generalmente son subsidiarias de empresas multinacionales que obtienen financiamiento en el exterior e importan directamente de los fabricantes + En el año 2001, no realizó ninguna operación importante +

Fiansa S.A.

Fiansa es una subsidiaria constituida en 1968 y domiciliada en la ciudad de Trujillo + Su principal actividad económica es la realización de trabajos de metal mecánica y montaje e instalaciones eléctricas, así como la fabricación y venta de implementos agrícolas, implementos industriales y tableros eléctricos +

En el año 2001, Fiansa generó ingresos por S/. 22.6 millones y una utilidad neta de S/. 1.0 millones +

Depósitos EFE S.A.

Depósitos Efe es una subsidiaria constituida en 1983 + Su actividad económica es la prestación de servicios de almacenaje simple y de depósito aduanero autorizado +

En el año 2001, Depósitos Efe generó ingresos por S/. 1.5 millones y una utilidad neta de S/. 0.16 millones +

Motoindustria S.A.

Motorindustria es una subsidiaria constituida en 1987 + Su actividad económica original fue el desarrollo de la actividad industrial terminal de producción de vehículos automotrices, así como la venta de repuestos y servicio + Actualmente su actividad principal es la prestación de servicios de maquinado para la recuperación de componentes de maquinaria +

En el año 2001, Motorindustria generó ingresos por S/. 14.7 millones y una utilidad neta de S/. 3.1 millones +

Domingo Rodas S.A.

Domingo Rodas es una subsidiaria constituida en 1979 en la ciudad de Tumbes + Su actividad económica principal es el cultivo, crianza, extracción, industrialización y comercialización de langostinos +

En el año 2001, Domingo Rodas generó ingresos por S/. 2.4 millones y una pérdida neta de S/. 1.2 millones + Si bien en el momento de su constitución esta compañía era parte de una estrategia de diversificación hacia el comercio de exportación por la necesidad que existía de auto generar divisas, hoy ha perdido significado dentro de la concentración de Ferreyros en el negocio de bienes de capital, por lo que su permanencia dentro de la organización no se justifica + Se está a la espera que se den las condiciones para su venta +

Unimaq S.A.

Unimaq es una compañía constituida en febrero de 1999 + Su actividad económica principal es la comercialización de equipos livianos para la minería, construcción e industria, así como la venta de repuestos y prestación de servicio de taller +



En el 2001, generó ingresos por S/. 26.0 millones y una utilidad neta por S/. 1.2 millones +

Matreq Ferreyros S.A.

Matreq Ferreyros es la única distribuidora de maquinaria, equipos y repuestos Caterpillar en Bolivia + Hasta el mes de octubre del año 2001, la participación de Ferreyros en el capital de Matreq Ferreyros era de 48.65% + En noviembre del año 2001, Ferreyros ejerció una opción de compra y adquirió un paquete de acciones por el equivalente al 51.33% del capital social con lo cual su participación accionaria aumentó a 99.98% +

En el año 2000, Matreq Ferreyros generó ingresos por S/. 62.9 millones y una utilidad neta de S/. 0.04 millones, dentro de un proceso de recuperación del mercado que debe mejorar los resultados en el año 2002 +

Otras inversiones

La compañía también mantiene una participación accionaria de 16.7% en La Positiva Seguros y Reaseguros S.A., una empresa constituida en el Perú el año 1937 y cuya actividad económica principal es la contratación de seguros generales y de vida +

Aspectos Bursátiles

Al cierre del 2001, la compañía tenía inscritos en el Registro Público del Mercado de Valores acciones de propia emisión, bonos corporativos y papeles comerciales +

Acciones Comunes

El capital social de la compañía está formado por 161,850,384 acciones comunes en circulación con un valor nominal de S/. 1.09509 cada una + La cotización de apertura del año fue de S/. 0.43 y la de cierre fue de S/. 0.38, llegándose a una cotización máxima de S/. 0.45 en agosto y setiembre y a una mínima de S/. 0.28 en abril y mayo + El precio promedio de la acción en el año 2001 fue de S/. 0.35 + Las cotizaciones mensuales de la acción durante el año 2001 se muestran en el anexo 1 +

Bonos Corporativos

Por Resolución Conasev N°029-99-EF/94.10 quedaron inscritos los Bonos Ferreyros-tercera Emisión, con las siguientes características:

Instrumento	Bonos Ferreyros – Tercera Emisión
Clase	Nominativos e indivisibles y anotados en cuenta en CAVALI ICLV S.A.
Monto registrado	US$ 30'000,000
Valor nominal	US$ 1,000 cada uno
Series	Hasta cinco
Periodicidad de pago de intereses	por trimestre vencido
Amortización	100% del principal al vencimiento de los tres años

En marzo de 1999, se colocó la primera serie por US$ 15'000,000 con las siguientes características:

Monto en circulación	US$ 15'000,000
Serie	Primera serie
Fecha de emisión	22 de marzo de 1999
Fecha de vencimiento	22 de marzo de 2002
Tasa de interés	10.5% nominal anual

En setiembre de 1999, se colocó la segunda serie por $ 15'000,000 con las siguientes características:

Monto en circulación	US$ 15'000,000
Serie	Segunda serie
Fecha de emisión	30 de setiembre de 1999
Fecha de vencimiento	30 de setiembre de 2002
Tasa de interés	9.875% nominal anual

Las cotizaciones mensuales de los bonos en el año 2001 se muestran en el anexo 2 +

Papeles Comerciales

Mediante Resolución Conasev N° 003-2201-EF/94.11 del19 de enero del 2001 quedó inscrito en el Registro Público del Mercado de Valores el primer programa de instrumentos a corto plazo Ferreyros por un máximo de US$ 30.0 millones así como la primera emisión del programa por un máximo de US$ 15.0 millones + Asimismo, mediante Resolución Conasev N°003-2001-EF/94.11 del 30 de mayo del 2001 quedó inscrita la segunda emisión del programa también hasta por US$ 15.0 millones + Dentro de estas dos emisiones se ha colocado un total de 6 series quedando a fines de diciembre solo 3 series en circulación por un total de US$ 16.0 millones + Las características de dichas emisiones se detallan en el anexo 3 +

Administración

El Directorio se encuentra conformado de la siguiente manera:

Carlos Ferreyros Aspíllaga	Presidente
Eduardo Montero Aramburú	Vice-Presidente
Luis Moreyra Ferreyros	Director
Enrique Normand Sparks	Director
Juan Manuel Peña Roca	Director
Carlos Muñoz Torcello	Director
Jorge Picasso Salinas	Director
Oscar Espinosa Bedoya	Director Gerente General



Las siguientes personas son los funcionarios ejecutivos de la compañía:

Oscar Espinosa Bedoya	Director Gerente General
Gustavo Moreno Barrera	Gerente Central de Maquinaria
Hugo Sommerkamp Molinari	Gerente Central de Administración y Control de Gestión
Luis Mesía Pinedo	Gerente de la División de Inversiones y Equipo Usado
José Miguel Salazar Romero	Gerente de la División de Minería
Manuel Ugarteche Crosby	Gerente de la División de Automotriz
Mariela García de Fabbri	Gerente de la División de Finanzas
Víctor Astete Palma	Gerente de la División de Contraloría
Andrés Gagliardi Wakeham	Gerente de la División de Personal
Raúl Vásquez Erquicio	Gerente de la División de Auditoría Interna
Luis Bracamonte Loayza	Gerente de la División de Sucursales y Agrícola
Carlos Dongo Vásquez	Gerente de la División de Máquinas y Motores
José López Rey Sánchez	Gerente de la División de Repuestos y Servicios

+ **Oscar Espinosa Bedoya**
  Oscar Espinosa ocupa la Gerencia General de Ferreyros S.A.A. desde 1983 + Ingresó a la compañía en 1981 + Anteriormente fue Presidente de Interbank, COFIDE y otras entidades financieras, así como director ejecutivo del Banco Mundial + Es ingeniero civil con postgrado en economía, finanzas y administración de empresas + Premio IPAE 1999 +

+ **Gustavo Moreno Barrera**
  Gustavo Moreno se desempeñó desde 1990 como Gerente de la División de Máquinas y Motores Caterpillar + A partir del 31 de diciembre de 1998 asumió el cargo de Gerente Central de Maquinaria + Tiene 35 años trabajando en la compañía, 20 de los cuales han sido en el área de ventas + Es graduado en Ingeniería Mecánica Eléctrica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar +

+ **Hugo Sommerkamp Molinari**
  Hugo Sommerkamp ocupa el cargo de Gerente Central de Administración y Control de Gestión desde el 1° de julio del 2001 + Anteriormente, fue Gerente Central de Administración y Finanzas desde el 31 de diciembre de 1998 y Gerente de la División de Finanzas desde marzo de 1996, fecha en la que se reincorporó a Ferreyros + Entre 1985 y 1990 desempeñó el cargo de Gerente de Contraloría de las subsidiarias del Grupo Ferreyros + Entre 1990 y 1996 trabajó en Paraguay como Director Financiero de las diferentes subsidiarias del grupo ECOM (Lausanne Suiza) + Es contador público colegiado de la Pontificia Universidad Católica del Perú con cursos de especialización en Auditoría y Finanzas tanto en el Perú como en el extranjero +

+ **Luis Mesía Pinedo**
  Luis Mesía se desempeña desde setiembre del año 2000 como Gerente de la División de Inversiones y Equipo Usado + Tiene 24 años laborando en la compañía y anteriormente fue Gerente de la División de Equipos, Gerente de Repuestos y Administrador de las sucursales de Chiclayo y Trujillo + Es graduado en Ingeniería Industrial en la Universidad Nacional Federico Villareal y cuenta con una maestría en Administración de Empresas en ESAN + Asimismo, ha participado en diferentes cursos y seminarios organizados por Caterpillar y otros fabricantes +

+ **José Miguel Salazar Romero**
  José Miguel Salazar desempeña el cargo de Gerente de la Divisón Minería, creada el año 2001 + Desde el año 1996 y hasta su incorporación a la compañía en enero del año 2001, desempeñó el cargo de Gerente General de Matreq Ferreyros S.A., distribuidor exclusivo de Caterpillar en Bolivia y empresa subsidiaria de la compañía + Anteriormente, trabajó en Ferreyros entre los años 1969 y 1990, desempeñando diferentes funciones en áreas comerciales y administrativas, llegando a ser Gerente de la División de Finanzas en 1988 + Entre los años 1990 y 1995 ocupó cargos similares en otras empresas del medio + Ha participado en diferentes cursos en el país así como en seminarios organizados por Caterpillar +

+ **Manuel Ugarteche Crosby**
  Manuel Ugarteche se desempeña desde 1995 como Gerente de la División Automotriz, fecha en la cual se reincorporó a Ferreyros + Anteriormente trabajó en Ferreyros entre 1962 y 1977 cuando tuvo a su cargo diferentes responsabilidades en ventas y sucursales + Entre 1977 y 1995 trabajó en Venezuela y Colombia con el grupo General Electric, distribuidor Caterpillar en esos países + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería y ha participado en diferentes cursos y seminarios organizados por Caterpillar y General Electric +

+ **Mariela García de Fabbri**
Mariela García desempeña el cargo de Gerente de División Finanzas desde julio del año 2001 + Ingresó a la compañía en el año 1988 y ha ocupado diferentes cargos en el área de finanzas + Recientemente se desempeñaba como Gerente de Tesorería + Actualmente, es Vicepresidente de la Asociación Procapitales + Ha sido investigadora y miembro del comité editorial de publicaciones del Consorcio La Moneda + Es licenciada en Economía de la Universidad del Pacífico +

+ **Víctor Astete Palma**
Víctor Astete trabaja en Ferreyros desde 1977 y se desempeña como Gerente de la División de Contraloría desde 1996 + Anteriormente ocupó diferentes cargos en las gerencias de contabilidad, presupuestos, asesoría contable y contraloría de inversiones + Es graduado de la Universidad Mayor de San Marcos y ha seguido diversos cursos de especialización en el Perú y en el extranjero +

+ **Andrés Gagliardi Wakeham**
Andrés Gagliardi ocupa el cargo de Gerente de la División de Personal desde 1986 y cuenta con 32 años de experiencia + Anteriormente ha desempeñado cargos similares en otras empresas de prestigio + Es bachiller en Relaciones Industriales de la Universidad San Martín de Porres y ha seguido diversos cursos, seminarios y congresos de su especialidad +

+ **Raúl Vásquez Erquisio**
Raúl Vásquez es Gerente de la División de Auditoría Interna desde 1978 + Anteriormente fue Gerente Administrativo-Financiero de la Cía. Pesquera Estrella del Perú y Gerente de Auditoría de Arthur Andersen & Co + Es graduado como bachiller en ciencias económicas y comerciales y como contador público colegiado en la Universidad Nacional Mayor de San Marcos +

+ **Luis Bracamonte Loayza**
Luis Bracamonte se desempeña como Gerente de la División Sucursales y Agrícola + Trabaja hace 20 años en Ferreyros y anteriormente ha ocupado diferentes cargos en las gerencias de sucursales y subgerencias de créditos y cobranzas + Realizó estudios universitarios en Administración de Empresas en la Universidad de Lima y cursos de postgrado en ESAN +



+ **Carlos Dongo Vásquez**
Carlos Dongo ha sido recientemente designado Gerente de la División de Máquinas y Motores, luego que desde enero de 1999 ocupara el cargo de Gerente de Ventas Máquinas + Tiene 22 años trabajando en la compañía + Anteriormente, ocupó puestos en el área de servicio post venta, habiendo sido Gerente de Ventas de Repuestos y Jefe de Servicio de Taller + Es graduado en Ingeniería Mecánica en la Pontificia Universidad Católica del Perú +

+ **José López Rey Sánchez**
José López ocupa el cargo de Gerente de División de Repuestos y Servicio desde 1999 + Tiene 18 años laborando en la compañía + Anteriormente, fue Gerente de Servicio desde 1994 hasta 1998 + Es graduado en Ingeniería Mecánica en la Universidad Nacional de Ingeniería + Ha seguido cursos de Administración y Contabilidad Gerencial en ESAN +

Recursos humanos

Los aspectos relativos a la administración del personal de la compañía se encuentran a cargo de la Gerencia de la División de Personal + Al finalizar el año 2001, laboraban en la compañía 1,215 trabajadores tanto en su oficina principal como en provincias +

La variación de dicho personal en los 2 últimos años fue como sigue:

	2001	2000	1999	Variación 01/00	Variación 00/99
Permanente					
Personal ejecutivo	29	30	34	-1	-4
Personal técnico	415	412	419	3	-7
Empleados y vendedores	169	195	230	-26	-35
Obreros	638	557	555	81	2
Subtotal	1251	1194	1238	57	-44
Eventual	23	21	25	2	-4
Total	1274	1215	1263	59	-48

En el año 2001 se mantuvo la tendencia de incrementar el personal de mecánicos y supervisores ante la demanda de la minería, lo que fue compensado con una reducción de personal en áreas de apoyo +

El clima laboral en Ferreyros es de gran armonía, caracterizándose por una identificación de los trabajadores con los objetivos de la empresa + Las relaciones entre empresa y trabajadores son buenas no habiéndose experimentado huelgas o disputas importantes + El Sindicato de Empleados que por muchos años tuvo vigencia, dejó de existir en 1993 + El Sindicato de Obreros está conformado por un total de 60 trabajadores afiliados + Los pactos colectivos se negocian con los representantes de los trabajadores en enero de cada año +

La compañía sigue manteniendo programas de bienestar social y de vivienda en favor de sus trabajadores +



Análisis y discución de los estados financieros

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la compañía al 31 de diciembre del 2001 y 2000 + Para este propósito, algunas cifras han sido reclasificadas en el estado de ganancias y pérdidas que se muestra a continuación, para incluir las ventas por pedido directo en ventas netas y costo de ventas +

Estado de ganancias y pérdidas

(En millones de soles constantes)

	2001 Importe	%	2000 Importe	%	Variación%
Ventas netas	690.1	100.0	726.4	100.0	(5.0)
Costo de ventas	538.7	78.1	559.2	77.0	(3.7)
Utilidad en ventas	151.4	21.9	167.2	23.0	(9.4)
Otros ingresos de operaciones	3.3	0.5	3.4	0.5	(2.9)
Utilidad bruta	154.7	22.4	170.6	23.5	(9.3)
Gastos de venta y Administración	128.6	18.6	125.7	17.3	2.3
Utilidad en operaciones	26.1	3.8	44.9	6.2	(41.9)
Dividendos	3.7	0.5	6.0	0.8	(38.3)
Ingresos financieros	18.4	2.7	19.7	2.7	(6.6)
Gastos financieros	(56.7)	(8.2)	(67.5)	(9.3)	(16.0)
REI	1.2	0.2	6.9	0.9	(82.6)
Otros ingresos (egresos), neto	0.7	0.1	(6.6)	(0.9)	
Utilidad (pérdida) antes de Impuesto a la renta	(6.6)	(1.0)	3.4	0.5	
Participación trabajadores	0.3		(0.5)	(0.1)	
	(6.3)	(0.9)	2.9	0.4	
Impuesto a la renta	0.6	0.1	(0.5)	(0.1)	
Utilidad (pérdida) neta	(5.7)	(0.8)	2.4	0.3	



Ventas netas

Las ventas de stock y de pedido directo efectuadas por las compañía en los años 2001 y 2000 son las siguientes:

	2001	2000	Variación%
División Caterpillar	203.2	218.3	(6.9)
División Equipos	29.2	43.6	(33.1)
División Automotriz	15.6	28.2	(44.5)
	248.8	**290.1**	**(14.5)**
Repuestos y Servicios	386.5	326.1	18.5
Alquileres	28.4	52.8	(46.4)
Unidades Usadas	27.2	57.4	(52.6)
Total	**690.1**	**726.4**	**(5.0)**

Las ventas netas en el año 2001 ascendieron a S/. 690.1 millones, 5.0% menores que las del año anterior, las cuales ascendieron a S/. 726.4 millones, una disminución de 5.0%, ocasionada por: a) menores ventas de máquinas Caterpillar a empresas de la gran minería cuyos requerimientos de equipos de movimiento de tierra (especialmente de camiones fuera de carretera) fueron menores que los del año anterior; y b) menores ventas de las divisiones de Equipos y Automotriz así como de Alquileres y Máquinas Usadas, como consecuencia de la recesión que viene afectando la economía del país desde mediados del año 1998 y que se agudizó en el año 2001 + Estas menores ventas, sin embargo, fueron compensadas en gran parte con el incremento de las ventas de repuestos y servicio, como producto de la demanda generada por el parque de maquinaria Caterpillar vendida a empresas de la gran minería en años anteriores +

Utilidad en ventas

La utilidad en ventas en el año 2001 ascendió a S/.151.4 millones (21.9% de las ventas netas), en comparación con la obtenida en el año anterior que fue de S/.167.2 millones (23.0% de las ventas netas) + En términos absolutos, el margen bruto del 2001 fue menor en 9.4% que el del año anterior y se explica por la disminución de las ventas + Sin embargo, en términos relativos, el margen bruto del año 2001 es ligeramente menor que el obtenido en el año anterior (21.9% vs 23%) y se debe, principalmente, a que en al año 2001 las ventas de repuestos y servicio fueron efectuadas en su mayor parte a empresas de la gran minería + El margen bruto obtenido en estas ventas, debido a su gran volumen, es menor que el obtenido en las ventas realizadas a otros clientes +

Otros ingresos de operación

Tanto en el año 2001 como en el año 2000, este rubro incluye ingresos provenientes de una asociación en participación constituida por la compañía y un proveedor del exterior + Los ingresos recibidos por la compañía de la asociación en participación se determinan en función del número de unidades embarcadas y facturadas por el proveedor del exterior a un cliente domiciliado en el país +

Gastos de venta y administración

Los gastos de venta y administración en el año 2001 ascendieron a S/.128.6 millones en comparación con S/.125.7 millones del año anterior, un ligero incremento de 2.3%, que se explica por: a) una devolución a fábrica de repuestos Caterpillar de lento movimiento, que generó una pérdida por S/. 3.3 millones + En el año anterior no se incurrió en este gasto; b) un incremento en la depreciación de maquinaria de taller y componentes de protección por S/. 2.4 millones + Estos activos fijos tuvieron un incremento importante en los años 2000 y 2001 debido a la necesidad de atender el importante crecimiento de la demanda de servicio post venta; y c) una mayor provisión para desvalorización de existencias por S/. 1.5 millones + Dichos incrementos fueron compensados en gran parte con los ahorros obtenidos en otros gastos, gracias a las medidas de austeridad que la compañía aplicó a lo largo del año 2001 +

Dividendos

Los ingresos por dividendos recibidos ascendieron en el año 2001 a S/. 3.7 millones, en comparación con S/. 6.0 millones del año anterior + La diferencia se debe principalmente a que en el año 2001 los dividendos recibidos de subsidiarias ascendieron a S/. 3.1 millones, mientras que en el año 2000 dichos ingresos ascendieron a S/. 6.0 millones +

Ingresos financieros

Los ingresos financieros del año 2001 ascendieron S/.18.4 millones en comparación con S/. 19.7 millones del año anterior, una disminución de 6.6%, que se explica por la disminución de los intereses de ventas a plazo como consecuencia de la disminución de las ventas a plazos a clientes de sectores económicos diferentes a la gran minería + Dichos clientes realizan parte de sus compras de bienes de capital gracias al financiamiento otorgado por la compañía +

Gastos financieros

Los gastos financieros del año 2001 ascendieron a S/. 56.7 millones en comparación con S/. 67.5 millones del año anterior, una disminución de 16.0%, que se explica por: a) una diminución de los pasivos, los cuales bajaron de US$196.2 millones al 31-12-00 a US$179.0 millones al 31-12-01; b) una disminución de las tasas de interés en el mercado financiero internacional + La tasa libor a tres meses disminuyó de 6.4% a 1.88% entre enero y diciembre del año 2001, mientras que la tasa libor a doce meses lo hizo de 6% a 2.4%; y c) una sustitución de la mayor parte de obligaciones con bancos locales por papeles comerciales, los cuales fueron emitidos a lo largo del año 2001 con tasas de interés cada vez menores, desde 8.75% y 8% en marzo hasta 5.95%. en diciembre +

Resultado de exposición a la inflación (REI)

De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es mayor que la inflación se produce una pérdida por exposición a la inflación, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios + Sin embargo, esta pérdida no es real en el caso de la compañía, ya que sus precios de venta son fijados en dólares + Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad por exposición a la inflación debido a que el ajuste por la actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares +

En el año 2001, el REI arrojó una utilidad de S/. 1.2 millones en comparación con S/. 6.9 millones del año anterior + La diferencia se debe a que en el año 2000 la inflación fue significativamente mayor que la devaluación (3.8% vs 0.43%) debido a lo cual la utilidad obtenida en el ajuste de los activos no monetarios fue superior a la pérdida



generada por el ajuste de los pasivos monetarios en moneda extranjera, mientras que en el año 2001 el porcentaje de la devaluación negativa fue mayor que el porcentaje de la deflación (-2.3% vs -2.2%), lo que generó una utilidad en el ajuste de los pasivos monetarios ligeramente mayor que la pérdida que arrojó el ajuste de los activos no monetarios +

Otros ingresos (egresos), neto

Este rubro mostró un ingreso neto de S/. 0.7 millones en el año 2001 en comparación con un egreso neto de S/. 6.6 millones del año anterior, que se explica por lo siguiente: en el año 2001 la compañía registró en este rubro principalmente los siguientes conceptos: a) un ingreso de S/. 4.1 millones por utilidades de subsidiarias reconocidas en el resultado de la compañía a través de la actualización del valor de las respectivas inversiones; b) un egreso de S/. 2.0 millones por disminución de algunas inversiones en subsidiarias debido a distribuciones de dividendos; y c) un egreso de S/. 0.8 millones, correspondiente al Impuesto Extraordinario a los Activos Netos (IEAN) pagado en el año 1999, que no pudo ser aplicado como crédito contra el Impuesto a la renta en el año 2000 + Por otra parte, en el año 2000, la compañía registró por los conceptos antes mencionados los siguientes importes: a) un ingreso de S/. 2.7 millones por utilidades de subsidiarias; b) un egreso de S/. 5.0 millones por disminución de algunas inversiones en subsidiarias como consecuencia de distribuciones de divendos; y c) un egreso de S/. 2.7 millones por el IEAN pagado el año 1998, que no pudo ser aplicado como crédito contra el impuesto a la renta en el año 2000 +

Cabe mencionar que, de acuerdo con dispositivos tributarios vigentes, la parte del IEAN pagado en el año 1998 y 1999 que resulte mayor que el impuesto a la renta que corresponda pagar por los años 2000 y 2001, respectivamente, debe ser asumido como gasto por el contribuyente +

Participación de los trabajadores e impuesto a la renta

La participación de los trabajadores e impuesto a la renta registrados al 31 de diciembre del año 2001 y 2000 han sido calculados de acuerdo con las normas tributarias y contables vigentes +

Utilidad neta

La pérdida neta del año 2001 ascendió a S/. 5.7 millones en comparación con la utilidad neta de S/. 2.4 millones del año anterior + La pérdida del año 2001 se explica principalmente por el menor margen bruto obtenido en el período como consecuencia de la disminución de las ventas + El margen bruto obtenido en el año 2001 ascendió a S/.151.4 millones, mientras que la del año anterior ascendió a S/.167.2 millones + La menor utilidad bruta de S/. 15.8 millones del año 2001 fue compensada en parte por la disminución de los gastos financieros por S/.10.8 millones +

Análisis del Balance General

Al 31 de diciembre del 2001, el total de pasivos ascendió a S/. 617.0 millones en comparación con S/. 676.0 millones a la misma fecha del año anterior, una disminución de S/. 59.0 millones + De otro lado, al 31 de diciembre del 2001, el total de activos ascendió a S/. 852.2 millones en comparación con S/. 920.2 millones al cierre del año anterior, una disminución neta de S/. 68.0 millones + Las variaciones más importantes entre las cuentas del activo al 31de diciembre del año 2001 y 2001 son las siguientes:

+ Disminución de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 63.5 millones, debido principalmente a las siguientes transacciones: a) disminución de S/. 45.1 millones por mayores cobranzas; b) disminución de S/. 8.4 millones por canje de una deuda por bonos emitidos por una Sociedad Titulizadora; c) disminución de S/. 3.0 millones por canje de una deuda por acciones emitidas por un cliente; y d) aumento de la provisión para cuentas de cobranza dudosa por S/. 7.0 millones +

+ Disminución de Otras Cuentas por Cobrar (con vencimiento corriente y a largo plazo) por S/. 43.0 millones, que se explica por las siguientes operaciones: a) disminución de S/. 5.2 millones por canje de una deuda por acciones emitidas por un cliente; b) disminución de S/. 41.0 millones por pago de una deuda efectuado por una empresa del exterior con una transferencia de acciones de una empresa constituida en la República de Bolivia, valorizadas en S/. 26.0 millones, y una transferencia de propiedad de un inmueble ubicado en la ciudad de Lima, valorizado en S/.16.0 millones + Del valor de S/. 26.0 millones reconocido por dichas acciones, un importe de S/.10.0 millones fue registrado como inversiones en valores y un monto de S/.16.0 millones como plusvalía mercantil +

+ Aumento del Inventario por S/. 16.0 millones, atribuible a las siguientes transacciones : a) aumento (neto de ventas) de S/. 25.0 millones por transferencias de equipos de la flota de alquiler; b) aumento del inventario de repuestos por S/.13.7 millones por aumento de la demanda + Estos incrementos fueron compensados en parte por una disminución de los demás rubros del inventario +

+ Aumento de Inversiones en Valores por S/. 36.0 millones, que se explica principalmente por las siguientes operaciones: a) aumento de S/. 4.1 millones por utilidades generadas en el ejercicio por empresas subsidiarias; b) ingreso de los siguientes valores recibidos mediante las operaciones mencionadas en los puntos anteriores: bonos de titulización por S/. 8.4 millones, acciones de una empresa nacional por S/. 10.0 millones y acciones de una empresa del exterior por S/. 10.0 millones +

+ Disminución neta del Activo Fijo bruto por S/. 6.6 millones, producto de las siguientes transacciones: a) disminución de S/. 49.0 millones por transferencia de equipos de alquiler al inventario; b) aumento por ingreso de un inmueble, valorizado en S/.16.0 millones, recibido en pago de una cuenta por cobrar; b) aumento de S/. 23.4 millones por adquisiciones de maquinaria y equipo de taller y componentes de protección, para atender el crecimiento de la demanda de servicio postventa; c) aumento de S/. 9.0 millones por adquisiciones de equipos de alquiler para sustituir parte de los vendidos en el período; y d) disminución por S/. 4.5 millones por ventas de componentes de protección +

+ Aumento de Otros Activos por S/.15.0 millones, debido a la plusvalía mercantil por S/. 16.0 millones, relacionada con la adquisición de acciones de una empresa constituida en la República de Bolivia +



Liquidez de la empresa

El ratio corriente al 31-12-01 es de 0.92, menor que 1.32 al 31-12-00. Esta disminución se debe principalmente a: i) una transferencia del pasivo a largo plazo al pasivo corriente de una obligación por bonos emitidos en el año 1999 por US$ 30 millones, que será pagada en los meses de marzo y setiembre del año 2002; y ii) a las operaciones mencionadas líneas arriba, mediante las cuales cuentas por cobrar de vencimiento corriente por S/. 58.6 millones fueron sustituidas por activos a largo plazo +

Con el propósito de mejorar su ratio corriente, la compañía se encuentra en proceso de registrar una nueva emisión de bonos por US$ 30.0 millones, que lanzaría al mercado luego de cancelar, en el mes de marzo del año 2002, la primera serie por US$15.0 millones + Asimismo, ha definido la modalidad de un financiamiento a mediano plazo por US$15.0 millones, que será otorgado por un acreedor importante en el primer trimestre del año 2002 + Una vez concluídas estas operaciones, el ratio corriente se situaría en 1.31 +

Cambios en los responsables de la elaboración y revisión de la información financiera

Durante los años 2001 y 2000 no se han producido cambios en los responsables de la elaboración y revisión de la información financiera de la compañía +

Al concluir esta Memoria, el directorio expresa nuevamente su reconocimiento a todos los clientes de la empresa, cuya preferencia le ha permitido alcanzar en el año 2001 importantes niveles de ventas, lo cual compromete a la organización para continuar brindándoles la mejor atención + Agradecemos a las instituciones bancarias del Perú y el extranjero, por el apoyo financiero recibido + Llegue nuestra gratitud también a los señores accionistas, por la confianza depositada en el directorio y en la gerencia, y a todo el personal, que con su esfuerzo y dedicación han permitido alcanzar importantes logros en el año 2001 +

El Directorio





Estados Financieros

Grupos electrógenos CAT encapsulados portátiles. Central térmica de 9 MW en Yanacocha +




CAT
PELIGRO
ALTO VOLTAJE


D-2
D-2
CAT
CAT
CAT
CAT
CAT

Balance General (Notas, 1, 2, 3, 26 y 27)
A valores constantes (en miles de nuevos soles)

Activo	**Al 31 de diciembre del**	
	2001	**2000**
	S/. 000	**S/. 000**
Activo corriente		
Caja y bancos	19,963	32,738
Cuentas por cobrar comerciales	102,329	179,981
Otras cuentas por cobrar	30,001	74,922
Existencias	296,092	280,041
Gastos pagados por anticipado	4,169	3,366
Total del activo corriente	**452,554**	**571,048**
Cuentas por cobrar comerciales a largo plazo	**29,842**	**15,733**
Otras cuentas por cobrar a largo plazo	**10,221**	**9,301**
Inversiones	**107,877**	**71,946**
Inmuebles, maquinarias y equipo	**232,178**	**247,629**
Otros activos	**19,480**	**4,551**
Total activo	**852,152**	**920,208**

Pasivo y Patrimonio Neto

Pasivo corriente		
Sobregiros y préstamos bancarios	146,871	177,070
Vencimiento corriente de deuda a largo plazo	199,806	89,675
Cuentas por pagar comerciales	119,419	132,793
Otras cuentas por pagar	26,645	35,835
Total del pasivo corriente	**492,741**	**435,373**
Deuda a largo plazo	**124,374**	**240,688**
Ingresos diferidos	**4,918**	**6,429**
Impuesto a la renta y participación de los trabajadores diferidos	**5,039**	**5,811**
Patrimonio Neto		
Capital	173,341	173,341
Capital adicional	44,637	44,637
Excedente de revaluación	11,343	12,430
Reserva legal	244	244
Resultados acumulados	(4,485)	1,255
Total patrimonio	**225,080**	**231,907**
Situación tributaria		
Contingencias y compromisos		
Total pasivo y patrimonio	**852,152**	**920,208**

Nuestros Estados Financieros al 31 de diciembre del 2001 y 2000 han sido examinados por nuestros auditores externos , señores Dongo - Soria Gaveglio y Asociados, firma miembro de Price Waterhouse Coopers, quienes han expresado una opinión sin salvedades + Dicho informe está a disposición de nuestros accionistas en documento separado +

Estado de Ganancias y Pérdidas

A valores constantes (en miles de nuevos soles)

	Por los años terminados el 31 de diciembre del 2001 S/. 000	2000 S/. 000
Ventas netas		
Terceros	594,104	571,224
Empresas afiliadas	14,607	6,448
	608,711	**577,672**
Otros ingresos operacionales	12,641	16,563
	621,352	**594,235**
Costo de venta		
Terceros	(453,795)	(418,311)
Empresas afiliadas	(12,862)	(5,329)
	(466,657)	**(423,640)**
Gastos de administración	**(55,293)**	**(51,931)**
Gastos de venta	**(73,317)**	**(73,770)**
	(595,267)	**(549,341)**
Utilidad de operación	**26,085**	**44,894**
Otros ingresos (gastos)		
Ingresos financieros	18,441	19,751
Gastos financieros	(56,732)	(67,504)
Dividendos recibidos	3,735	5,990
Resultado por exposición a la inflación	1,182	6,874
Diversos, neto	701	(6,562)
	(32,673)	**(41,451)**
(Pérdida) utilidad antes de participación de los trabajadores e impuesto a la renta	**(6,588)**	**3,443**
Participación de los trabajadores		
Corriente	**(213)**	**(153)**
Diferido	**465**	**(374)**
(Pérdida) utilidad antes de impuesto a la renta	**(6,336)**	**2,916**
Impuesto a la renta		
Corriente	**(798)**	**(577)**
Diferido	**1,394**	**100**
(Pérdida) utilidad neta	**(5,740)**	**2,439**
(Pérdida) utilidad por acción básica	**(0.035)**	**0.015**

Estado de Cambios en el Patrimonio Neto
A valores constantes
Por los años terminados el 31 de diciembre del 2001 y 31 de diciembre del 2000
(en miles de nuevos soles)

	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000	S/. 000
Saldos al 1 de enero del 2000	**173,341**	**44,637**	**16,781**	**9,662**	**(10,602)**	**233,819**
Impuesto diferido de la revaluación de terrenos	-	-	(4,351)	-	-	(4,351)
Compensación de resultados acumulados	-	-	(940)	(9,662)	10,602	-
Utilidad neta	-	-	-	-	2,439	2,439
Asignación de la utilidad neta	-	-	-	244	(244)	-
Restitución de la compensación de resultados acumulados	-	-	940	-	(940)	-
Saldos al 31 de diciembre del 2000	**173,341**	**44,637**	**12,430**	**244**	**1,255**	**231,907**
Impuesto diferido de la revaluación de terrenos	-	-	(1,087)	-	-	(1,087)
Pérdida neta	-	-	-	-	(5,740)	(5,740)
Saldos al 31 de diciembre del 2001	**173,341**	**44,637**	**11,343**	**244**	**(4,485)**	**225,080**

Estado de Flujos de Efectivo

A valores constantes (en miles de nuevos soles)

	Por los años terminados el 31 de diciembre del 2001 S/. 000	2000 S/. 000
Actividades de operación		
Cobranza a clientes	638,739	572,717
Otros cobros relativos a la actividad	20,590	64,376
Pago a proveedores	(459,417)	(472,405)
Pago de remuneraciones y beneficios sociales	(71,358)	(77,152)
Pago de tributos	(20,672)	(19,939)
Otros pagos relativos a la actividad	(14,914)	(51,481)
Efectivo neto provisto por las actividades de operación	**92,968**	**16,116**
Actividades de inversión		
Venta de inmuebles, maquinas y equipos	271	16,259
Compra de maquinaria y equipo	(43,916)	(50,321)
Venta de Inversiones	-	1,527
Compra de inversiones	(2,282)	(2,706)
Dividendos recibidos	5,420	930
Efectivo neto aplicado a las actividades de inversión	**(40,507)**	**(34,311)**
Actividades de financiamiento		
Titulización de cuentas por cobrar	30,920	43,086
Sobregiros y préstamos bancarios, neto	(30,199)	69,948
Deuda a largo plazo, neto	(6,183)	(20,053)
Intereses de sobregiros y préstamos bancarios, y deuda a largo plazo	(60,956)	(65,853)
Efectivo neto (aplicado a) provisto por las actividades de inversión	**(66,418)**	**27,128**
(Disminución neta) aumento neto de efectivo	(13,957)	8,933
Resultado por exposición a la inflación	1,182	6,874
Saldo del efectivo al inicio del año	**32,738**	**16,931**
Saldo del efectivo al final del año	**19,963**	**32,738**
Conciliación del resultado neto con el flujo de efectivo de las actividades de operación		
(Pérdida) utilidad neta	(5,740)	2,439
Ajustes para conciliar la (pérdida) utilidad neta con el flujo de efectivo de las actividades de operación		
Provisión para cuentas de cobranza dudosa	8,256	7,774
Provisión para desvalorización de existencias	3,125	1,649
Depreciación y amortización	30,165	50,288
Compensación por tiempo de servicio, neta	549	4,664
(Recupero) provisión por fluctuación de valores	(2,323)	2,751
Dividendos ganados no cobrados	(3,836)	(5,522)
Ganancia en venta de inmuebles, maquinaria y equipos	(40)	(1,241)
Gastos financieros	56,732	65,853
Participación patrimonial en patrimonios en fideicomiso	(3,044)	(2,294)
Impuesto a la renta y participación de los trabajadores diferidos	(1,859)	274
Resultado por exposición a la inflación	(1,182)	(6,874)
Otros	388	4,842
Cambios netos en activos y pasivos		
Cuentas por cobrar comerciales	29,193	(10,710)
Otras cuentas por cobrar	(3,555)	(39,140)
Existencias	7,288	(52,961)
Gastos pagados por anticipado	(803)	(75)
Cuentas por pagar comerciales	(13,374)	(12,401)
Otras cuentas por pagar	(6,972)	6,800
Efectivo neto provisto por las actividades de operación	**92,968**	**16,116**

Oficinas, talleres y almacenes

Oficina Principal

Lima
Av. Industrial 675 Lima
Apartado 150
T 336 7070
F 336 8331 336 8371
W http://www.ferreyros.com.pe

Sucursales

Piura
Prolongación Av. Sánchez Cerro
Km. 1 (Carretera Sullana) Piura
Apartado 136
T 074 303049
F 074 334593

Chiclayo
Av. Balta 155 Chiclayo
Apartado 697
T 074 234590 074 236251
F 074 238651

Cajamarca
Km. 5.2 Carretera Cajamarca
Baños del Inca Cajamarca
T 044 838381 044 838427
F 044 838370

Trujillo
Av. Teodoro Valcárcel 925
Urb. Santa Leonor Trujillo
Apartado 1069
T 044 223338 044 223345
F 044 246199

Chimbote
Av. La Marina 161
Urb. Buenos Aires Chimbote
Apartado 169
T 044 311411
F 044 312026

Huaraz
Carretera Huaraz-Caraz Km. 5.500
Monterrey Huaraz
T 044 727575 044 721585
F 044 727573

Ica
Calle Fermín Tangüis 159 167
Urb. San Miguel Ica
T 034 233952
F 034 235041

Arequipa
Av. Alfonso Ugarte 207 Arequipa
T 054 287578 054 285503
F 054 282576 054 211030

Cusco
Av. Mariscal Sucre Lote J 8-9
Urb. Huancaro Cusco
Apartado 139
T 084 223321 084 225951
F 084 223319

Huaypetuhe
Esquina Jr. Progreso 801 con
Jr. Ayacucho s/n Huaypetuhe
Manu Madre de Dios

Ayacucho
Av. Mariscal Castilla 636
Huamanga Ayacucho
TF 064 817598

Rentando The Cat Rental Store
Vía de Evitamiento 1936
Ate, Vitarte - Lima 3
T 437 4080
F 437 4041
email rentando@ferreyros.com.pe

Av. Oscar R. Benavides 4160
(ex Av. Colonial) Bellavista, Callao
T 452 5757
F 452 6288

Av. Alfonso Ugarte 207
Arequipa
TF (054) 242219

Carretera a Baños del Inca
Km. 5.2 - Cajamarca
T (044) 838342
F (044) 838370

Orvisa Sociedad Anónima

Iquitos (Oficina Principal)
Av. Abelardo Quiñones Km. 2, Iquitos
Apartado 439
T 094 263710 094 263976
094 264142
F 094 265517

Pucallpa
Av. Centenario 3900, Pucallpa
T 064 571694 064 571703
F 064 577480

Tarapoto
Jr. Jiménez Pimentel 1351, Tarapoto
T 094 522344 094 522378
F 094 523205

Bagua
Héroes del Cenepa 1357,
Bagua Chica
T 044 771193
F 044 771987

Nueva Cajamarca
Av.Cajamarca Norte 186 Km. 460,
Nueva Cajamarca
TF 094 556200

Talleres de Servicio

Horario de Lima
Lunes a Viernes 8:00 am. a
04:30 pm

Horario de Sucursales
Lunes a Viernes 8:00 am. a
04.45 pm
Sábados 8:00 am. a 12:00m

Créditos

Diseño + Conceptualización
Studioa Consultores en Marketing y Diseño

Fotografía
Wally Krapp + Ricardo Arroyo

Preprensa
Positivo

Impresión
Cuzzi Impresores